                                               Filed Pursuant to Rule 424(b)(1)
                                               Registration No. 033-93486



PROSPECTUS


3,200,000 SHARES                                            [STONE ENERGY LOGO]

STONE ENERGY CORPORATION

COMMON STOCK
($.01 PAR VALUE)

Of the 3,200,000 shares of Common Stock being offered, 2,741,159 shares are being sold by the Company and 458,841 shares are being sold by the Selling Stockholders. See "Selling Stockholders." The Company will not receive any part of the proceeds from the sale of shares by the Selling Stockholders. The Underwriters are reserving an aggregate of 100,000 shares of Common Stock to be offered at the Price to Public set forth below to James H. Stone, Chairman of the Board and Chief Executive Officer of the Company. See "Underwriting."


The Common Stock is listed on the New York Stock Exchange under the symbol "SGY." On November 13, 1996, the reported last sale price of the Common Stock on the New York Stock Exchange Composite Tape was $21 7/8 per share.


SEE "RISK FACTORS" ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


------------------------------------------------------------------------------------------------
                                                                                   PROCEEDS TO
                               PRICE TO        UNDERWRITING       PROCEEDS TO      SELLING
                               PUBLIC          DISCOUNT(1)        COMPANY(1)(2)    STOCKHOLDERS
Per Share....................  $21.75          $1.09              $20.66           $20.66
Total(3).....................  $69,600,000     $3,379,000         $56,741,345      $9,479,655
------------------------------------------------------------------------------------------------



(1) No Underwriting Discount will be payable by the Company with respect to the shares sold by the Underwriters to James H. Stone.

(2) Before deducting expenses payable by the Company, estimated at $250,000.


(3) The Company has granted to the Underwriters a 30-day option to purchase up to 480,000 additional shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount, Proceeds to Company, and Proceeds to Selling Stockholders will be $80,040,000, $3,902,200, $66,658,145, and $9,479,655,
    respectively. See "Underwriting."



The Common Stock is offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository Trust Company, on or about November 19, 1996.


SALOMON BROTHERS INC
                         JOHNSON RICE & COMPANY L.L.C.
                                                   MORGAN KEEGAN & COMPANY, INC.


The date of this Prospectus is November 13, 1996.

                            STONE ENERGY PROPERTIES

           [MAP DEPICTING LOCATION OF ALL OF THE COMPANY'S PROPERTIES
                  AND SHOWING PORTIONS OF TEXAS, LOUISIANA AND
                   MISSISSIPPI AND ADJACENT OFFSHORE AREAS.]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS AT ANY TIME NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. As used herein, the "Company" or "Stone Energy" means Stone Energy Corporation and its consolidated subsidiaries, unless the context requires otherwise. Certain terms relating to the oil and gas industry are defined in "Glossary of Certain Industry Terms."

                                  THE COMPANY

     Stone Energy Corporation is an independent oil and gas company engaged in the acquisition, exploitation and operation of oil and gas properties onshore and offshore in the Gulf Coast Basin. The Company and its predecessors have conducted exploration, development and production operations in the Gulf Coast Basin since 1973, which gives the Company extensive geophysical, technical and operational expertise in this area. As of August 31, 1996 (after giving effect to the 1996 Acquisitions described below), the Company had estimated proved reserves of approximately 128.9 Bcf of natural gas and 10.5 MMBbls of oil, or an aggregate of approximately 32.0 MMBOE, with a present value of estimated pre-tax future net cash flows of $263.5 million.

     The Company's business strategy, adopted in 1990, is to increase production, cash flow and reserves through the acquisition and development of mature properties located in the Gulf Coast Basin. These properties have characteristics that include an established production history, proved undeveloped reserves and multiple prospective reservoirs that provide significant development opportunities, an attractive price due to low current production levels and the ability to control operations. Prior to acquiring a property, the Company performs a thorough geological, geophysical and engineering analysis of the property to formulate a comprehensive development plan. Development activities seek to increase cash flow from existing proved reserves and to establish additional proved reserves. These activities typically involve the drilling of new wells, workovers and recompletions of existing wells, and the application of other techniques designed to increase production.

     In August and September 1996, the Company acquired one new property and additional interests in two other properties located onshore Louisiana and in shallow water offshore Louisiana (the "1996 Acquisitions") that the Company believes provide significant development opportunities. The combined net purchase cost of the 1996 Acquisitions was $21.5 million, and as of August 31, 1996, the present value of estimated pre-tax future net cash flows of the 1996 Acquisitions was $62.8 million. As of such date, the estimated proved reserves attributable to the 1996 Acquisitions were 43.9 Bcf of gas and 1.4 MMBbls of oil, or an aggregate of approximately 8.7 MMBOE.

     From January 1, 1990 through June 30, 1996 (giving pro forma effect to the 1996 Acquisitions) (i) the Company's proved reserve additions totaled 41.9 MMBOE, at an average finding cost (including property acquisition costs and previously incurred and estimated future development costs) of $5.10 per BOE,
(ii) the Company invested approximately $169 million in new properties that generated $114 million of net cash flow and had a present value of estimated pre-tax future net cash flows of $263.5 million as of August 31, 1996 and (iii) average daily production increased from 1.2 MBOE/d to 9.3 MBOE/d.

     Since its initial public offering in 1993, the Company has increased the number of properties in which it has an interest from five to 14, and serves as operator of 13 of these properties. In addition, the Company has substantially expanded its technical database, including 3-D seismic data relating to its properties and potential acquisitions. As a result, the Company has been able to significantly increase its development activities. For the period from October 1, 1996 through December 31, 1997, the Company has budgeted capital expenditures of $104 million, which include plans to drill 23 new wells, conduct 29 workovers/recompletions on existing wells and, depending upon the success of specific development activities, install five new offshore production platforms.

                                  THE OFFERING

Common Stock offered by the Company................  2,741,159 shares

Common Stock offered by the Selling Stockholders...  458,841 shares

Common Stock to be outstanding after the
  Offering.........................................  14,535,408 shares*

Use of proceeds....................................  To repay the term loan incurred to finance the cost of the 1996
                                                     Acquisitions and certain development
                                                     projects, fund future development
                                                     projects, finance potential acquisitions
                                                     and provide additional working capital
                                                     for general corporate purposes. Pending
                                                     application of the proceeds remaining
                                                     after repayment of the term loan, the
                                                     Company also will repay a portion of
                                                     outstanding indebtedness under its
                                                     revolving bank credit facility. See "Use
                                                     of Proceeds."

NYSE symbol........................................  SGY

---------------

* Based on the number of shares of Common Stock outstanding at September 30, 1996. Does not include 715,000 shares of Common Stock that may be acquired pursuant to outstanding stock options, of which options for 184,665 shares of Common Stock are currently exercisable.

                        SUMMARY OIL AND GAS RESERVE DATA

     The following table sets forth summary information with respect to the Company's estimated proved oil and gas reserves. All information in this Prospectus as of December 31, 1993, 1994 and 1995 relating to estimated oil and gas reserves and the estimated future net cash flows attributable thereto is based upon the reserve reports (the "Reserve Reports") prepared by independent petroleum engineers (the "Independent Engineers"), except for the reserves attributed to Eugene Island Block 243 Field at December 31, 1994, which were estimated by the Company. Acquired on December 16, 1994, this field comprised approximately 11% of the Company's estimated total proved reserves at December 31, 1994. All information in this Prospectus as of August 31, 1996 relating to estimated oil and gas reserves and estimated future net cash flows attributable thereto for the oil and gas interests acquired in the 1996 Acquisitions is based on the Reserve Reports of the Independent Engineers. The remainder of the August 31, 1996 information is based on estimates by the Company. All calculations of estimated reserves have been made in accordance with the rules and regulations of the Securities and Exchange Commission (the "Commission"), and, except as otherwise indicated, give no effect to federal or state income taxes otherwise attributable to estimated future cash flows from the sale of oil and gas. The present value of estimated future net cash flows has been calculated using a discount factor of 10%. See "Risk Factors -- Uncertainty of Estimates of Oil and Gas Reserves," "Business -- Oil and Gas Reserves" and "Experts."

                                                                        AS OF              AS OF DECEMBER 31,
                                                                      AUGUST 31,    --------------------------------
                                                                         1996         1995        1994        1993
                                                                      ----------    --------    --------    --------
TOTAL NET PROVED:
  Oil (MBbls).......................................................     10,509        7,985       6,455       6,080
  Gas (MMcf)........................................................    128,862       81,179      68,285      58,491
  Total (MBOE)......................................................     31,986       21,515      17,836      15,829
NET PROVED DEVELOPED:
  Oil (MBbls).......................................................      8,762        7,055       5,840       6,035
  Gas (MMcf)........................................................     98,561       67,797      52,215      48,448
  Total (MBOE)......................................................     25,189       18,355      14,543      14,110
Estimated future net cash flows before income taxes (in
  thousands)........................................................   $395,451     $259,478    $145,006    $164,945
Present value of estimated future net cash flows before income taxes
  (in thousands)(1).................................................   $263,478     $179,725    $ 97,391    $104,713

---------------

(1) The present value of estimated future net cash flows attributable to the Company's reserves was prepared using constant prices as of the calculation date, discounted at 10% per annum on a pre-tax basis.

                               SUMMARY OPERATING DATA

                                                        NINE MONTHS
                                                      ENDED SEPTEMBER
                                                            30,                          YEAR ENDED DECEMBER 31,
                                                     ------------------    ---------------------------------------------------
                                                      1996       1995       1995       1994       1993       1992       1991
                                                     -------    -------    -------    -------    -------    -------    -------
  Production:
    Oil (MBbls).....................................   1,023      1,036      1,400      1,113      1,016        745        540
    Gas (MMcf)......................................   8,608      6,202      8,399      6,629      4,953      2,941      1,522
    Oil and gas (MBOE)..............................   2,458      2,070      2,800      2,218      1,842      1,235        794
  Average sales prices (inclusive of hedging
    activities):
    Oil (per Bbl)................................... $ 19.87    $ 17.70    $ 17.70    $ 16.61    $ 17.47    $ 19.54    $ 20.47
    Gas (per Mcf)...................................    2.43       1.56       1.66       1.92       2.16       1.96       1.94
    Per BOE.........................................   16.78      13.54      13.82      14.06      15.46      16.47      17.64
  Average costs (per BOE):
    Normal lease operating costs....................   $2.49      $1.96      $2.25      $2.39      $2.35      $3.37      $4.05
    General and administrative......................    1.00       1.25       1.18       1.40       1.22       1.47       1.98
    Depreciation, depletion and amortization........    6.23       5.63       5.57       5.15       4.20       3.83       5.55

                             SUMMARY FINANCIAL DATA

                                                    NINE MONTHS
                                                       ENDED
                                                   SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                                                 ------------------    ---------------------------------------------------
                                                  1996       1995       1995       1994       1993       1992       1991
                                                 -------    -------    -------    -------    -------    -------    -------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Operating revenue:
    Oil production revenue...................... $20,323    $18,333    $24,775    $18,482    $17,752    $14,557    $11,055
    Gas production revenue......................  20,925      9,691     13,918     12,697     10,718      5,778      2,949
    Other revenue...............................   1,499      1,086      1,858      1,708      1,252        616      1,019
                                                 -------    -------    -------    -------    -------    -------    -------
        Total revenue...........................  42,747     29,110     40,551     32,887     29,722     20,951     15,023
                                                 -------    -------    -------    -------    -------    -------    -------
  Expenses:
    Operating costs and production taxes........   8,789      6,434      9,797      9,449      7,148      5,869      4,364
    Depreciation, depletion and amortization....  15,497     11,786     15,719     11,569      8,028      5,019      4,743
    Interest expense............................   2,496      1,485      2,191        982      1,499      1,743      1,698
    Other expense...............................      --         --         --         --      1,025        365      2,003
    General and administrative..................   2,456      2,594      3,298      3,099      2,248      1,818      1,570
    Incentive compensation plan.................     278        281         85      1,358         --         --         --
                                                 -------    -------    -------    -------    -------    -------    -------
        Total expenses..........................  29,516     22,580     31,090     26,457     19,948     14,814     14,378
                                                 -------    -------    -------    -------    -------    -------    -------
  Net income before income taxes and cumulative
    effect of change in accounting principle....  13,231      6,530      9,461      6,430      9,774      6,137        645
  Provision for income taxes....................   5,093      2,513      3,645      2,410        943         --         --
                                                 -------    -------    -------    -------    -------    -------    -------
  Net income before cumulative effect of change
    in accounting principle.....................   8,138      4,017      5,816      4,020      8,831      6,137        645
  Cumulative effect of change in accounting
    principle(1)................................      --         --         --         --         --      1,377         --
                                                 -------    -------    -------    -------    -------    -------    -------
  Net income.................................... $ 8,138    $ 4,017    $ 5,816    $ 4,020    $ 8,831    $ 7,514    $   645
                                                 =======    =======    =======    =======    =======    =======    =======
  Earnings per common share:
    Net income per share before accounting
      principle change.......................... $  0.68    $  0.34    $  0.49    $  0.34    $  0.88    $  0.71    $  0.07
    Cumulative effect of accounting principle
      change(1).................................      --         --         --         --         --       0.16         --
                                                 -------    -------    -------    -------    -------    -------    -------
    Net income per common share................. $  0.68    $  0.34    $  0.49    $  0.34    $  0.88    $  0.87    $  0.07
                                                 =======    =======    =======    =======    =======    =======    =======
    Average shares outstanding..................  11,933     11,819     11,818     11,801     10,087      8,664      8,664
                                                 =======    =======    =======    =======    =======    =======    =======
CASH FLOW DATA:
  Net cash provided by operating activities
    (excluding working capital changes)......... $28,555    $18,208    $25,049    $17,911    $17,852    $11,156    $ 5,388
  Investment in oil and gas properties..........  54,569     36,830     48,122     41,174     18,167      9,366     22,119
  Net cash provided by (used in) financing
    activities..................................  39,983     15,666     25,164      6,530     25,166     (4,049)    12,197


                                          AS OF SEPTEMBER 30, 1996
                                          ------------------------
                                                           ACTUAL
                                                             AS
                                           ACTUAL          ADJUSTED(2)
                                          --------         -------
                                               (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital........................ $ 10,020         $10,020
  Oil and gas properties, net............  158,807         158,807
  Total assets...........................  201,037         201,037
  Long-term debt, less current portion...   87,698          31,207
  Stockholders' equity...................   75,099         131,590


---------------

(1) Represents the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," effective January 1, 1992.

(2) Actual amounts as adjusted for the Offering.

                   UNCERTAINTY OF FORWARD-LOOKING INFORMATION

     Certain of the statements set forth under "Summary," "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources," "Business -- Properties" and elsewhere in this Prospectus, such as the statements regarding planned capital expenditures, the availability of capital resources to fund capital expenditures and the number of anticipated wells to be drilled in 1996 and thereafter, are forward-looking and are based upon the Company's current belief as to the outcome and timing of such future events. There are numerous risks and uncertainties that can affect the outcome and timing of such events, including many factors beyond the control of the Company. These factors include, but are not limited to, the matters described in "Risk Factors." Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Company's actual results and plans for 1996 and beyond could differ materially from those expressed in the forward-looking statements.

                                  RISK FACTORS

     Prospective purchasers of Common Stock should carefully consider the risk factors set forth below, as well as the other information contained in this Prospectus in evaluating an investment in the Common Stock.

     VOLATILITY OF OIL AND GAS PRICES. The Company's future revenue, profitability and rate of growth are substantially dependent upon the prevailing prices of, and the demand for, oil and natural gas. Prices for oil and natural gas are subject to wide fluctuation due to changes in the supply of and demand for oil and natural gas, market uncertainty, and a variety of additional factors that are beyond the control of the Company, such as various economic, political and regulatory developments, and competition from other sources of energy. Additionally, substantially all of the Company's production is sold on month to month contracts at prevailing prices; however, from time to time the Company has entered into hedging transactions or fixed price sales contracts for its oil and gas production. The purpose of these transactions is to reduce the Company's exposure to future oil and gas price declines. The Company's hedging policy provides that generally not more than 50% of its production quantities can be hedged. There can be no assurance, however, that such hedging transactions will reduce risk or mitigate the effect of any substantial or extended decline in oil and natural gas prices. Such a decline could have a material adverse effect on the Company's financial condition and results of operations.

     UNCERTAINTY OF ESTIMATES OF OIL AND GAS RESERVES. Estimating quantities of reserves and future net cash flows is not an exact science. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves, including many factors beyond the control of the Company. This Prospectus contains estimates of the proved oil and gas reserves of the Company and the estimated future net cash flows therefrom. Such estimates rely upon various assumptions, including those prescribed by the Commission, such as future oil and gas prices, drilling and operating expenses, capital expenditures, taxes, and availability of funds. The present value of future net cash flows referred to in this Prospectus should not be construed as the current market value of the estimated oil and gas reserves attributable to the Company's properties. The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, engineering and economic data for each reservoir. As a result, any such estimate is inherently an imprecise estimation of reserve quantities and estimated future net revenue therefrom. Actual future production, revenue, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves will vary from those assumed in the estimate.

     Any significant variance from the assumptions could materially affect the quantity and value of the Company's reserves as compared to the estimates set forth in this Prospectus. The Company's production operations may be curtailed or suspended as a result of governmental requirements or price controls, mechanical difficulties or other circumstances beyond the control of the Company.

The Company's properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, these reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors.

     NEED FOR ACQUISITION AND DEVELOPMENT OF ADDITIONAL RESERVES. The Company's future success, as is generally the case in the industry, depends upon its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Unless the Company acquires additional properties containing proved reserves or conducts successful development and exploitation activities on properties it currently owns, the Company's proved reserves will decline. The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and gas prices and operating costs, potential environmental and other liabilities, title issues and other factors. Such assessments are necessarily inexact and their accuracy is inherently uncertain. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Operating Environment."

     The Company's strategy includes increasing its production and reserves by the implementation of a carefully designed field-wide development plan that is formulated prior to acquisition of a property. There can be no assurance, however, that the Company's development projects will result in significant additional reserves or that the Company will have success drilling productive wells at economically viable costs. Furthermore, while the Company's revenues may increase if prevailing oil and gas prices increase, the Company's finding costs for additional reserves could also increase.

     The Company intends to make substantial capital expenditures for the acquisition, exploration, development and production of its oil and natural gas reserves. While the Company believes that the net proceeds from the Offering, cash flow from operations and borrowings under the Company's existing bank credit facility should provide the Company sufficient funds for its planned activities through the end of 1997, additional debt or equity financing may be required prior to such time or thereafter to fund further exploration, exploitation and development activities or future property acquisitions. No assurances can be given as to the availability or terms of any such additional financing that may be required or that financing will continue to be available under the Company's existing bank credit facility. In the event such capital resources are not available to the Company, its exploration, exploitation and development activities and future property acquisitions may be curtailed.

     CONFLICTS OF INTEREST. Certain employees of the Company, including James H. Stone, the Company's Chairman of the Board and Chief Executive Officer, own working interests in certain of the Company's oil and gas properties acquired prior to 1995 and will have the opportunity to participate as working interest owners in certain of the Company's future drilling activities on such properties. In addition, certain officers of the Company were granted net profits interests in the Company's working interests in certain of the oil and gas properties of the Company acquired prior to the Company's initial public offering in 1993. The recipients of the net profits interests are not required to pay capital costs incurred on the properties burdened by such interests. Therefore, a conflict of interest may exist between the Company and such persons with respect to the drilling of additional wells or other development operations. The Company and James H. Stone also continue to manage programs formed prior to 1993, and James H. Stone continues to participate in various oil and gas operations and ventures. It is possible, as a result of these activities, that conflicts of interest could arise.

     CONTROL BY MANAGEMENT. After completion of the Offering, executive officers and directors of the Company will beneficially own approximately 33.0% of the outstanding Common Stock. This percentage ownership is based on the number of shares of Common Stock outstanding at September 30, 1996 and the beneficial ownership of such persons at such date, as adjusted for the shares to be sold by the Company and the Selling Stockholders in the Offering and the 100,000 additional shares of Common Stock to be purchased in the Offering by James H. Stone, the

Chairman of the Board and Chief Executive Officer of the Company. See "Underwriting." As a result, these persons may be in a position to control the Company through their ability to determine the outcome of elections of the Company's directors and certain other matters requiring the vote or consent of the Company's stockholders.

     MARKETABILITY OF PRODUCTION. The marketability of the Company's production depends upon the availability and capacity of gas gathering systems, pipelines and processing facilities, and the unavailability or lack of capacity thereof could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. In addition, Federal and state regulation of oil and gas production and transportation, general economic conditions and changes in supply and demand could adversely affect the Company's ability to produce and market its oil and natural gas on a profitable basis.

     COMPETITION. The Company operates in a highly competitive environment. The Company competes with major and independent oil and gas companies for the acquisition of desirable oil and gas properties, as well as for the equipment and labor required to develop and operate such properties. Many of these competitors have financial and other resources substantially greater than those of the Company.

     DRILLING RISKS. Drilling involves numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered. The cost of drilling and completing wells is often uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, weather conditions, and shortages or delays in the delivery of equipment. There can be no assurance as to the success of the Company's future drilling activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Operating Environment."

     OPERATING HAZARDS. The oil and gas business involves a variety of operating risks, including the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures or discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties, and suspension of operations. In addition to the foregoing, the Company's offshore operations are subject to the additional hazards of marine operations, such as capsizing, collision and adverse weather and sea conditions. In accordance with customary industry practice, the Company maintains insurance against some, but not all, of the risks described above. There can be no assurance that any insurance obtained by the Company will be adequate to cover any losses or liabilities. The Company cannot predict the continued availability of insurance or the availability of insurance at premium levels that justify its purchase.

     COMPLIANCE WITH GOVERNMENTAL REGULATIONS. Oil and gas operations are subject to various federal, state and local governmental regulations which may be changed from time to time in response to economic or political conditions. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds or other financial responsibility requirements, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. In addition, the production, handling, storage, transportation and disposal of oil and gas, by-products thereof and other substances and materials produced or used in connection with oil and gas operations are subject to regulation under federal, state and local laws and regulations primarily relating to protection of human health and the environment. These laws and regulations have continually imposed increasingly strict requirements for water and air pollution control and solid waste management.

     ANTI-TAKEOVER PROVISIONS. The Company's Certificate of Incorporation and Bylaws and the provisions of the Delaware General Corporation Law include a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include a classified board of directors, authorized blank check preferred stock, restrictions on business combinations and the availability of authorized but unissued Common Stock.

                                USE OF PROCEEDS


     The net proceeds to the Company from the Offering are estimated to be approximately $56.5 million ($66.4 million if the over-allotment option is exercised in full), after deducting underwriting discounts and commissions and expenses of the Offering payable by the Company. The Company intends to use the net proceeds of this Offering to retire its $31.2 million term loan and to reduce the outstanding balance of its revolving credit facility from $49.4 million (as of November 4, 1996) to $24.1 million ($14.2 million if the over-allotment option is exercised in full). The term loan was incurred to finance the cost of the 1996 Acquisitions and certain development projects. Subsequent to these transactions, it is anticipated that the Company will use the increased availability under its bank credit facility, together with cash flow from operations, to fund the further development of the Company's oil and gas properties, to finance potential property acquisitions and to provide additional working capital for general corporate purposes. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources -- Historical Financing Sources." For information concerning certain of the Company's development plans, see "Business -- Properties." Although the Company is currently evaluating several potential property acquisitions, it does not have any contracts, understandings or other arrangements with respect to any such acquisitions.


     The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Selling Stockholders."

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of September 30, 1996, as adjusted to give effect to the application of the estimated $56.5 million in net proceeds from the sale of the shares of Common Stock being offered by the Company in the Offering. This table should be read in conjunction with the Company's historical consolidated financial statements and pro forma consolidated financial statements and the notes thereto. Also see "Use of Proceeds."


                                                                      AS OF SEPTEMBER 30,
                                                                             1996
                                                                   -------------------------
                                                                   HISTORICAL    AS ADJUSTED
                                                                   ---------     -----------
                                                                         (UNAUDITED)
                                                                   (DOLLARS IN THOUSANDS)
    Long-term loans..............................................  $  87,698     $  31,207
    Stockholders' equity:
      Preferred Stock, $.01 par value, 5,000,000 shares
         authorized; no shares issued and outstanding............         --            --
      Common Stock, $.01 par value, 25,000,000 shares authorized;
         11,794,249 shares and 14,535,408 shares issued and
         outstanding, respectively...............................        118           145
      Additional paid-in capital.................................     52,191       108,655
      Retained earnings..........................................     22,790        22,790
                                                                   ---------     ---------
              Total stockholders' equity.........................     75,099       131,590
                                                                   ---------     ---------
              Total capitalization...............................  $ 162,797     $ 162,797
                                                                   =========     =========

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is listed on the New York Stock Exchange under the symbol "SGY." The following table sets forth, for the periods indicated, the high and low sales price per share for the Common Stock.


                                                                        HIGH        LOW
                                                                        -----      -----
    1994
      First Quarter...................................................  $14 1/8   $ 9 7/8
      Second Quarter..................................................   12 3/8    10
      Third Quarter...................................................   18 1/2    11
      Fourth Quarter..................................................   19 1/4    12 3/8
    1995
      First Quarter...................................................  $19 1/4   $14
      Second Quarter..................................................   15 5/8    11 5/8
      Third Quarter...................................................   13 5/8    11
      Fourth Quarter..................................................   15 3/4    11 1/4
    1996
      First Quarter...................................................  $17 1/4   $13 1/4
      Second Quarter..................................................   20 1/8    15 5/8
      Third Quarter...................................................   23 1/2    17 3/4
      Fourth Quarter (through November 13, 1996)......................   22 1/4    18 1/8



     On November 13, 1996, the last reported sales price on the New York Stock Exchange Composite Tape was $21 7/8 per share. As of September 30, 1996, there were approximately 154 holders of record of the Common Stock.


     The Company has not in the past paid, and does not intend to pay in the foreseeable future, cash dividends on its Common Stock. The Company currently intends to retain earnings, if any, for the future operation and development of its business. The Company has entered into a credit facility that contains provisions that may have the effect of limiting or prohibiting the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Historical Financing Sources."

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The following table sets forth a summary of selected historical financial information for the Company for the nine months ended September 30, 1996 and 1995 and the five years ended December 31, 1995. The year end information is derived from the audited consolidated financial statements of the Company and the notes thereto. The financial information for the nine-month periods ended September 30, 1996 and 1995 is unaudited and reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for such interim periods. The results of operations for the nine-month period ended September 30, 1996 are not necessarily indicative of results for the full year. See the Company's financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                  NINE MONTHS
                                                     ENDED
                                                 SEPTMEBER 30,                      YEAR ENDED DECEMBER 31,
                                              --------------------    ----------------------------------------------------
                                                1996        1995        1995       1994       1993       1992       1991
                                              --------    --------    --------    -------    -------    -------    -------
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Operating revenue:
    Oil production revenue................... $ 20,323    $ 18,333    $ 24,775    $18,482    $17,752    $14,557    $11,055
    Gas production revenue...................   20,925       9,691      13,918     12,697     10,718      5,778      2,949
    Other revenue............................    1,499       1,086       1,858      1,708      1,252        616      1,019
                                               -------     -------     -------    -------    -------    -------    -------
        Total revenue........................   42,747      29,110      40,551     32,887     29,722     20,951     15,023
                                               -------     -------     -------    -------    -------    -------    -------
  Expenses:
    Normal lease operating expenses..........    6,115       4,052       6,294      5,312      4,326      4,164      3,213
    Major maintenance expenses...............      271         106         446      1,834        822        148        311
    Production taxes.........................    2,403       2,276       3,057      2,303      2,000      1,557        840
    Depreciation, depletion and
      amortization...........................   15,497      11,786      15,719     11,569      8,028      5,019      4,743
    Interest.................................    2,496       1,485       2,191        982      1,499      1,743      1,698
    Other expense............................       --          --          --         --        245        365      2,003
    General and administrative...............    2,456       2,594       3,298      3,099      2,248      1,818      1,570
    Incentive compensation plan..............      278         281          85      1,358         --         --         --
    Exchange offer expenses..................       --          --          --         --        780         --         --
                                               -------     -------     -------    -------    -------    -------    -------
        Total expenses.......................   29,516      22,580      31,090     26,457     19,948     14,814     14,378
                                               -------     -------     -------    -------    -------    -------    -------
  Net income before income taxes and
    cumulative effect of change in accounting
    principle................................   13,231       6,530       9,461      6,430      9,774      6,137        645
  Provision for income taxes.................    5,093       2,513       3,645      2,410        943         --         --
                                               -------     -------     -------    -------    -------    -------    -------
  Net income before cumulative effect of
    change in accounting principle...........    8,138       4,017       5,816      4,020      8,831      6,137        645
  Cumulative effect of change in accounting
    principle(1).............................       --          --          --         --         --      1,377         --
                                               -------     -------     -------    -------    -------    -------    -------
  Net income................................. $  8,138    $  4,017    $  5,816    $ 4,020    $ 8,831    $ 7,514    $   645
                                               =======     =======     =======    =======    =======    =======    =======
  Earnings per common share:
    Net income per share before accounting
      principle change....................... $   0.68    $   0.34    $   0.49    $  0.34    $  0.88    $  0.71    $  0.07
    Cumulative effect of accounting principle
      change(1)..............................       --          --          --         --         --       0.16         --
                                               -------     -------     -------    -------    -------    -------    -------
    Net income per common share.............. $   0.68    $   0.34    $   0.49    $  0.34    $  0.88    $  0.87    $  0.07
                                               =======     =======     =======    =======    =======    =======    =======
    Average shares outstanding...............   11,933      11,819      11,818     11,801     10,087      8,664      8,664
                                               =======     =======     =======    =======    =======    =======    =======
CASH FLOW DATA:
  Net cash provided by operating activities
    (excluding working capital changes)...... $ 28,555    $ 18,208    $ 25,049    $17,911    $17,852    $11,156    $ 5,388
  Net cash provided by operating
    activities...............................   15,340      21,237      27,499      9,609     13,857     14,417      6,853
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital (deficit).................. $ 10,020    $  3,083    $  5,379    $ 4,437    $18,421    $(6,655)   $(5,343)
  Oil and gas properties, net................  158,807     104,723     111,248     81,291     60,097     49,722     44,534
  Total assets...............................  201,037     126,698     139,460    109,956     98,770     65,117     57,536
  Long-term debt, less current portion.......   87,698      38,325      47,754     22,725     21,620     26,659     27,776
  Stockholders' equity (deficit)(2)..........   75,099      65,127      66,927     61,045     56,997      2,046     (2,568)

---------------

(1) Represents the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," effective January 1, 1992.

(2) Mandatorily redeemable preferred stock outstanding at December 31, 1992 and 1991 of $15,203 and $14,385, respectively, is not included in stockholders' equity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORMATION OF STONE ENERGY

     The Company was formed in March 1993 to become a holding company for The Stone Petroleum Corporation ("TSPC"), its subsidiaries and certain partnership interests, and approximately 8.1 million shares of Common Stock were issued to holders of interests in those entities. In July 1993, the Company also sold approximately 3.7 million shares of newly issued Common Stock in the Company's initial public offering (the "Initial Public Offering") and received net proceeds of approximately $40.8 million.

OPERATING ENVIRONMENT

     At present, the Company does not expect that changes in the rates of overall economic growth or inflation will significantly impact product prices in the short-term. While gas prices seem most dependent on weather in North America and corresponding usage, oil prices are more subject to global economic forces and supply. Because all of these factors are beyond the control of the Company, its marketing efforts have been devoted to achieving the best price available in each geographic location and a limited amount of fixed price sales and hedging transactions to take advantage of short-term prices it believes to be attractive.

     Demand for drilling rigs and related products and services has increased sharply in recent months, and the Company has experienced delays of one to two months in obtaining drilling rigs and higher costs than originally budgeted. Despite these changes in the market for drilling supplies and services, the Company does not expect these current conditions to have a material impact on the timing or long-term profitability of its planned activities.

     The inventory of oil and gas properties offered for sale has declined over the last several years. This reduced availability of properties, combined with the emergence during the same period of a number of well-capitalized independent oil and gas companies, has caused an increase in the prices paid for properties.

RECENT DEVELOPMENTS

     In August and September 1996, the Company acquired one new property and additional interests in two other properties located onshore Louisiana and in shallow water offshore Louisiana. The combined net purchase cost of the 1996 Acquisitions was $21.5 million. Included in this Prospectus are pro forma financial statements that give effect to these three acquisitions. See the Company's pro forma consolidated financial statements and the notes thereto.

RESULTS OF OPERATIONS

     The following table sets forth certain operating information with respect to the oil and gas operations of the Company and summary information with respect to the Company's estimated proved oil and gas reserves. See
"Business -- Oil and Gas Reserves."

                                            NINE MONTHS
                                               ENDED
                                           SEPTEMBER 30,              YEAR ENDED DECEMBER 31,
                                       ---------------------     ----------------------------------
                                         1996         1995         1995         1994         1993
                                       --------     --------     --------     --------     --------
PRODUCTION:
  Oil (MBbls).........................    1,023        1,036        1,400        1,113        1,016
  Gas (MMcf)..........................    8,608        6,202        8,399        6,629        4,953
  Oil and gas (MBOE)..................    2,458        2,070        2,800        2,218        1,842
SALES DATA (IN THOUSANDS):
  Total oil sales..................... $ 20,323     $ 18,333     $ 24,775     $ 18,482     $ 17,752
  Total gas sales.....................   20,925        9,691       13,918       12,697       10,718
AVERAGE SALES PRICES (INCLUSIVE OF
  HEDGING ACTIVITIES):
  Oil (per Bbl).......................   $19.87       $17.70       $17.70       $16.61       $17.47
  Gas (per Mcf).......................     2.43         1.56         1.66         1.92         2.16
  Per BOE.............................    16.78        13.54        13.82        14.06        15.46
AVERAGE COSTS (PER BOE):
  Normal lease operating
     expenses(1)......................    $2.49        $1.96        $2.25        $2.39        $2.35
  General and administrative..........     1.00         1.25         1.18         1.40         1.22
  Depreciation, depletion and
     amortization.....................     6.23         5.63         5.57         5.15         4.20

---------------

(1) Excludes major maintenance expenses.

                                                 AS OF
                                                AUGUST                AS OF DECEMBER 31,
                                                  31,        -------------------------------------
                                                 1996          1995          1994          1993
                                               ---------     ---------     ---------     ---------
RESERVES:
  Oil (MBbls).................................    10,509         7,985         6,455         6,080
  Gas (MMcf)..................................   128,862        81,179        68,285        58,491
  Oil and gas (MBOE)..........................    31,986        21,515        17,836        15,829
  Present value of estimated pre-tax future
     net cash flows (in thousands)............ $ 263,478     $ 179,725      $ 97,391     $ 104,713

     NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995. Net income for the first nine months of 1996 was $8.1 million or $0.68 per share, which represents an increase of 103% over the comparable period of 1995, and exceeds the twelve month net income for all of 1995.

     Total oil and gas revenues for the first nine months of 1996 were $41.2 million, an increase of 47% over the same period in 1995. Gas production volumes increased 39%, while oil volumes declined 1%. Oil and gas prices for the nine months ended September 30, 1996, averaged $19.87 per barrel and $2.43 per thousand cubic feet, representing increases of 12% and 56%, respectively, over the prices received for the comparable 1995 period.

     Operating expenses per BOE for the nine months of 1996 were $2.49. Although this amount is higher than the comparable 1995 figure, it is well within the Company's budgeted range for these costs. For the first nine months of 1996, general and administrative expenses decreased slightly in total and declined 20% per BOE to $1.00 from $1.25 for the comparable 1995 period.

     Depreciation, depletion and amortization expense for oil and gas properties increased to $15.3 million in the first nine months of 1996 from $11.7 million for the same period in 1995 due to increased production rates and higher finding costs per unit. Interest expense for the first nine months of 1996 increased to $2.5 million from $1.5 million for the comparable 1995 period because of a higher average outstanding balance under the Company's long term credit facility.

     1995 COMPARED TO 1994. Net income for the year ended December 31, 1995 was $5.8 million or $0.49 per share, an increase of 45% from 1994 earnings of $4.0 million or $0.34 per share. Net cash flow from operations before working capital changes for 1995 increased 40% to $25.0 million or $2.11 per share, from comparable 1994 amounts of $17.9 million or $1.51 per share.

     For 1995, oil and gas revenues were $38.7 million as compared to $31.2 million in 1994, a 24% increase. Proceeds from sales of production in 1995 were 64% oil and 36% gas, as compared to 59% and 41%, respectively, for 1994. Production volumes for 1995 were 1.4 MMBbls of oil and 8.4 Bcf of gas. Oil production was up 26% and gas deliveries increased 27% from the 1994 amounts of
1.1 MMBbls of oil and 6.6 Bcf of gas. The increase in 1995's revenues resulted from overall production growth of 26% for the year, despite a 2% decline in the average prices realized per equivalent barrel. The average gas price per Mcf decreased by 14% to $1.66 in 1995 from the 1994 amount of $1.92, but the average oil price per barrel climbed 7% from $16.61 in 1994 to $17.70 in 1995.

     Normal operating costs for 1995 increased in total to $6.3 million from $5.3 million in 1994 due to an increased number of properties and higher production rates. When stated on a unit basis, such costs were $2.25 per BOE in 1995 and $2.39 per BOE in 1994, a 6% improvement. Major maintenance expenses, or workover costs of producing zones, were $0.4 million in 1995 as compared to $1.8 million in 1994.

     Depreciation, depletion and amortization ("DD&A") expense attributable to oil and gas properties increased because of higher production rates and investments in the properties. This non-cash expense increased to $15.6 million or $5.57 per BOE in 1995 from $11.4 million or $5.15 per BOE in 1994.

     During 1995, the Company borrowed funds pursuant to its bank credit facility to finance a portion of its capital expenditures budget, and interest expense increased to $2.2 million in 1995 from $1.0 million in 1994. General and administrative costs also increased in total to $3.3 million in 1995 from $3.1 million in 1994, but on a unit basis declined 16% to $1.18 per BOE in 1995 from $1.40 per BOE in 1994. The expenses of the Company's bonus plan declined to $0.1 million in 1995 from $1.4 million in 1994.

     Pre-tax income increased to $9.5 million in 1995 from $6.4 million in 1994, and therefore the tax provision increased to $3.6 million in 1995 from $2.4 million in 1994. Except for an estimated minimum tax liability of $0.1 million, the remainder of the tax provision is deferred and does not require current funding.

     The Company's estimated proved reserves at December 31, 1995 were 21.5 million BOE and represent an increase of 21% from the comparable amount one year earlier of 17.8 MMBOE. Oil reserves increased to 8.0 MMBbls at the end of 1995 from 6.5 MMBbls at the beginning of the year, and gas reserves rose to 81.2 Bcf at December 31, 1995 from 68.3 Bcf at December 31, 1994. Production during 1995 was 2.8 MMBOE, comprised of 1.4 MMBbls of oil and 8.4 Bcf of gas.

     1994 COMPARED TO 1993. Net income for the year ended December 31, 1994 was $4.0 million or $0.34 per share, and net cash flow from operations before working capital changes was $17.9 million or $1.51 per share. For the 1993 year, net income was $8.8 million or $0.88 per share, and net cash flow from operations before working capital changes was $17.9 million or $1.76 per share.

     For 1994, oil and gas revenues were $31.2 million as compared to $28.5 million in 1993, a 10% increase. Sales of production from new properties accounted for 12% of total 1994 revenues and 28% of fourth quarter revenues. Proceeds from sales of production in 1994 were 59% oil and 41% gas, as compared to 62% and 38%, respectively, for 1993. Production volumes for 1994 were 1.1 MMBbls of oil and 6.6 Bcf of gas. Oil production was up 10% and gas deliveries increased 34% from the 1993 amounts of 1.0 MMBbls of oil and 5.0 Bcf of gas.

     The increase in 1994's revenues resulted from a 20% increase in the number of BOE produced for the year, despite a 9% decline in the average price received per BOE. During 1994, the Company added six new properties to its asset base which, when combined with its development activities, resulted in the increase in production. The average gas price per Mcf decreased by 11% to $1.92 in 1994 from the 1993 amount of $2.16, and the average oil price per barrel declined by 5% from $17.47 in 1993 to $16.61 in 1994.

     Normal operating costs for 1994 increased in total to $5.3 million from $4.3 million in 1993 due to the increased number of properties and higher production rates. When stated on a BOE basis, such costs were $2.39 per BOE in 1994 and $2.35 per BOE in 1993. Major maintenance expenses, or workover costs of producing zones, were $1.8 million in 1994 as compared to $0.8 million in 1993. The 1994 amount included $1.4 million related to eight workovers at the Cut Off Field.

     General and administrative costs also increased in total in 1994 from 1993, due primarily to salary increases and staff additions that occurred subsequent to the Initial Public Offering in July 1993. Additionally, in 1994 the first payments were made pursuant to the Company's stock performance based incentive compensation plan.

     DD&A expense increased because of increased production rates, increased finding costs and the Company's utilization of the future gross revenue method in its DD&A calculation. This non-cash expense increased to $11.4 million in 1994 from $7.7 million in 1993. On a per unit basis, DD&A expense increased to $5.15 per BOE in 1994 as compared to $4.20 per BOE in 1993.

     While the Company did not have a current income tax liability in 1993, a $0.1 million liability is estimated to have been incurred in 1994. After giving effect to certain tax attribute carryovers, a relatively small 1993 deferred tax provision of $0.9 million was booked on $9.8 million of pre-tax income. In 1994, the Company generated $6.4 million of pre-tax income and recorded a deferred tax provision of $2.4 million.

     Estimated proved reserves of the Company at December 31, 1994, were 6.5 MMBbls of oil and 68.3 Bcf of gas, representing an increase to 17.8 MMBOE from
15.8 MMBOE at the end of 1993. The reserve increase of 4.7 MMBOE was offset by 1994 production of 2.2 MMBOE and the sale of reserves in place of 0.5 MMBOE. Estimated proved reserves at December 31, 1994, were 64% gas and 36% oil, and 18% of total proved reserves were classified as proved undeveloped.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has borrowed $21.5 million under the amended credit facility described below to finance the cost of the 1996 Acquisitions. The Company will use the net proceeds of this Offering to repay amounts borrowed under the credit facility. The Company believes that its existing working capital plus the expected cash flow from operations and borrowings under its bank credit facility will be sufficient to fund its operations and development activities through the end of 1997.

     WORKING CAPITAL AND CASH FLOW. Working capital at September 30, 1996 was $10.0 million. Net cash flow from operations before working capital changes for the third quarter of 1996 was $8.4 million or $0.70 per share, an improvement of 22% from the comparable amounts reported for the quarter ended September 30, 1995 of $6.9 million or $0.58 per share. For the first nine months of 1996, net cash flow from operations before working capital changes was $28.6 million, an increase of 57% from the comparable period of 1995.

     For the first nine months of 1996, the Company invested $62.9 million in its oil and gas properties, which includes $1.6 million of capitalized general and administrative and interest costs. These investments were financed from cash flow from operations and borrowings under the Company's bank credit facility.

     The Company's production is sold on month-to-month contracts at prevailing prices. From time to time, however, the Company has entered into hedging transactions or fixed price sales contracts for its oil and gas production. The purpose of these transactions is to reduce the Company's exposure to future oil and gas price declines. This hedging policy provides that not more than 50% of its production quantities can be hedged without the consent of the Company's Board of Directors. Such swap agreements typically provide for monthly payments by (if prices rise) or to (if prices decline) the Company based on the difference between the strike price and the average closing price of the near month NYMEX futures contract for each month of the agreement. Because its properties are located in the Gulf Coast Basin, the Company believes that fluctuations in the NYMEX futures prices will closely match changes in the market prices for its production.

     The Company's net loss from hedging transactions relating to 1995 production was $11,000. Such swap contracts totaled 218.4 MBbls of oil and 460 MMbtu of gas. Additionally, the Company delivered 165.2 MBbls of oil at the Cut Off Field during the eight month period ending August 31, 1995, at the fixed price of $18.15 per barrel. The quantities associated with these hedging and fixed price contracts represented 27% and 6% of the Company's oil and gas production for 1995, respectively.

     The Company's net loss from hedging transactions for the first nine months of 1996 was $2.5 million. Swap contracts totaled 314.9 MBbls of oil and 3,500 MMbtu of gas which represented 31% and 41%, respectively, of the Company's oil and gas production for such period. Additionally, the Company has hedged oil and gas prices for certain future periods, and the applicable periods, quantities and average prices are as follows:


                                                       OIL                     GAS
                                                ------------------     --------------------
                                                VOLUMES     PRICE      VOLUMES      PRICE
                      PERIOD                    (MBBLS)     ($/BBL)    (MMBTU)     ($MBTU)
    ------------------------------------------  -------     ------     -------     --------
    Fourth quarter 1996.......................   179.5       21.29      1,380         2.17
    First quarter 1997........................   164.5       20.76      1,195         2.48
    Second quarter 1997.......................     N/A         N/A        910         2.19
    Third quarter 1997........................     N/A         N/A        310         2.14


     HISTORICAL FINANCING SOURCES. From 1990 through the first half of 1993, the Company financed the acquisition and exploitation of oil and gas properties with funds provided by mezzanine financing sources, joint ventures with an industry partner, limited partnerships and cash flow from operations. Since the Company's Initial Public Offering in July 1993, the Company has financed its activities with offering proceeds, cash flow from operations, borrowings under the NationsBank credit facility described below and investments by two partnerships formed before the Initial Public Offering which had uncommitted funds. These partnerships were provided the option of participating for a combined interest of 25%, subject to the amount of available funds, in all new properties acquired by the Company which met their investment criteria. As of December 1994, all funds of these partnerships were committed and the Company is not required to offer participation in subsequently acquired properties to these entities, unless such acquisitions represent additional interests in properties already owned by the partnerships.

     In September 1996, the Company amended its credit facility with NationsBank of Texas, N.A. ("NationsBank"), as agent for a group of banks that includes the First National Bank of Commerce ("FNBC"), Hibernia National Bank and the First National Bank of Boston. The total facility amount was $125 million which is comprised of a three-year revolving credit facility (the "Revolver") and a one-year term loan (the "Term Loan"). Proceeds of borrowings are to be used to finance the acquisition of oil and gas reserves and for general corporate purposes. Interest is payable quarterly. The credit agreement provides for certain covenants, including restrictions or requirements with respect to working capital, net worth, disposition of properties, incurrence of additional debt, change of ownership and reporting responsibilities. Such covenants may result in the limitation or prohibition of the payment of cash dividends by the Company.

     The Revolver provides for total availability of $80 million with a limitation on total outstanding borrowings based on a borrowing base amount established by the banks for the Company's oil and gas properties, which was $60 million on September 26, 1996. At the option of the Company and after the Term Loan is repaid, the outstanding balance of the Revolver will bear interest at the NationsBank base rate, or at LIBOR plus a spread of 0.75% to 1.25%, depending upon total outstanding borrowings. At November 4, 1996, the Revolver had an outstanding principal balance of $49.4 million, and letters of credit totaling $6.6 million had been issued pursuant to the facility. The principal balance of the Revolver is due on October 1, 1999.

     The Term Loan was established to finance the closing of the 1996 Acquisitions and certain development costs incurred by the Company during the third quarter of 1996, and will be retired with the proceeds of the Offering. The total amount available under the Term Loan is $45 million, and the principal balance is due on October 1, 1997. If the Term Loan is outstanding on January 1, 1997, however, the banks have the right but not the obligation to redetermine the borrowing base of the facility which could result in an acceleration of the principal payments due under the Term Loan. On September 30, 1996, the outstanding principal balance of the Term Loan was $31.2 million.

     Until the Term Loan is repaid, a single interest rate will apply to the amounts outstanding under the Revolver and the Term Loan, and the Company has the option to use an adjusted NationsBank base rate or an adjusted LIBOR rate. From September 26, 1996 through December 31, 1996, the applicable rates will be the NationsBank base rate (without adjustment) or LIBOR plus 2%. Beginning January 1, 1997, the applicable interest rate options are increased by 0.5% each quarter until the Term Loan is retired. As of November 4, 1996, the weighted average interest rate of the facility was 7.6% per annum. The Company paid a facility fee of $650,000 on September 26, 1996, and an additional fee of $350,000 will be due if the Term Loan is outstanding on January 1, 1997.

     On November 30, 1995, the Company executed a Term Loan Agreement with FNBC in the original principal amount of $3.3 million for the purchase of the RiverStone office building, a portion of which is used by the Company for its Lafayette office. The loan has a five year term bearing interest at a rate of 7.45% over the entire term of the loan. Principal and interest are payable monthly and are based upon a 20 year amortization period. The indebtedness under the agreement is collateralized by the building. This loan agreement contains covenants and restrictions which are similar to the NationsBank credit facility.

     LONG-TERM FINANCING. The Company's development budget for all of its properties is $26 million for the fourth quarter of 1996 and $78 million for 1997. Initially, this budget has been allocated to finance the continued development of its property base and would be funded by a combination of cash flow from operations and borrowings currently available under its bank credit facility. A number of proposals for property acquisitions are currently outstanding, and evaluations of a number of other properties for potential purchase or joint venture are continuing, although no offers have been accepted and no future acquisitions can be assured. The Company's goal is to maintain a relatively low debt level because of the volatility of oil and gas prices. The Company may seek additional capital to finance future acquisitions or development activities beyond its current plans. In addition to the public markets, the Company would also consider new private financing sources and joint venture or partnership structures to fund such additional investments.

     For information regarding certain regulatory and litigation issues and accounting matters, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, which is incorporated herein by reference. See "Incorporation of Certain Documents by Reference."

                                    BUSINESS

OVERVIEW

     Stone Energy is an independent oil and gas company engaged in the acquisition, exploitation and operation of oil and gas properties in the Gulf Coast Basin. The Company and its predecessors have conducted exploration, development and production operations in the Gulf Coast Basin since 1973, which gives the Company extensive geophysical, technical and operational expertise in this area. The Company's business strategy is to increase production, cash flow and reserves through the acquisition and development of mature properties with established production histories, low current production and significant exploitation and development potential. Primarily as a result of the subsequent development and exploitation of the properties it has acquired pursuant to this strategy, the Company's average net daily production has increased from 1.2 MBOE in 1990 to 9.0 MBOE in the first nine months of 1996. Seven of the Company's properties are located in the Gulf of Mexico offshore Louisiana and seven are located onshore Louisiana.

STRATEGY

     ACQUISITION. From 1990 to 1993, the Company acquired its properties by purchases, primarily from major oil companies. In response to a changing acquisition environment, the Company has utilized arrangements other than the purchase of ownership interests, including farmins and partnering ventures. The Company's flexibility in structuring transactions allows it to apply its development capital and technical expertise to properties owned by those major and independent oil companies that have an inventory of development opportunities that require resources beyond their budgets and technical staff dedicated to operations in the Gulf Coast Basin.

     In its acquisition efforts the Company seeks properties with the following characteristics:

     - Gulf Coast Concentration. The Gulf Coast Basin is the Company's primary area of operations and expertise. This geographic concentration allows the Company to closely manage costs and to develop detailed geological and other information relating to the properties, thereby increasing their exploitation potential. In addition, large offshore blocks are highly desirable because of the quality and availability of seismic data, and the fact that large areas can be held by production while development plans are formulated and implemented. The Gulf Coast Basin, both onshore and in shallow water offshore, has a substantial existing infrastructure, including gathering systems, platforms, pipelines and drilling and service companies, which facilitates cost effective operations and the timely development of discoveries.

     - Multiple Reservoirs/Opportunities. Properties with multiple sandstone reservoirs provide increased potential for return by having a number of opportunities that, individually or in the aggregate, could make the properties profitable. Wells drilled in the Gulf Coast Basin frequently have more than one productive horizon.

     - Mature Properties with Established Production History. Properties discovered in the late 1950s through the early 1970s were frequently completed in the one or two thickest sands on a property that offered the highest production rates. These original completions are often depleted or near depletion, and, in many cases, thinner sands were overlooked or bypassed completely. Additionally, historical production data is used to project future rates of production and ultimate recoverable reserves.

     - Low Current Production. Low production levels reduce bidding competition from purchasers who favor proved producing reserves. A low level of cash flow also increases the likelihood that the current property owner will consider proposals made by the Company.

     - Proved Undeveloped and Nonproducing Reserves. The existence of significant remaining proved undeveloped and nonproducing reserves provides the opportunity to increase production significantly through the drilling of new wells, workovers, recompletions and other non-drilling activities.

     - Lack of Recent Development Activity. The Company often identifies additional opportunities with respect to properties that have had little or no recent mapping or consideration for development potential by the Seller. The Company applies recent advances in well evaluation techniques and seismic technology and processing that have often not been applied by the sellers to mature properties.

     - Control of Operations. The Company believes that its position as field operator is essential to control costs and initiate development operations, including the timing and extent of such operations through the first phase of development.

     DEVELOPMENT. In connection with its business strategy, prior to each property acquisition the Company performs a thorough geological, geophysical and engineering analysis of the property, including 3-D seismic in many cases. The Company utilizes its geological and engineering assessments to formulate a comprehensive development plan for the property which typically involves identification of additional undeveloped formations, the drilling of new wells in developed and undeveloped formations, the workover or recompletion of existing wells, and the application of other techniques designed to increase production. As the Company executes its initial development plan for a property, it frequently identifies incremental opportunities for further development of the property.

     The Company believes that significant additional development potential exists in its current asset base of 14 properties. For the period from October 1, 1996 through December 31, 1997, the Company has budgeted capital expenditures of $104 million, which include plans to drill 23 new wells, conduct 29 workovers/recompletions on existing wells and, depending upon the success of specific development activities, install five new offshore production platforms. Investments in the 1996 Acquisitions and the properties described below constitute 92% of budgeted 1996 capital expenditures (including actual expenditures through September 30, 1996), and 84% of budgeted 1997 capital expenditures.

     RESULTS TO DATE. From the beginning of 1990, when the Company commenced the implementation of its current business strategy, through June 30, 1996 (giving pro forma effect to the 1996 Acquisitions), the Company invested approximately $169 million in new properties and during this period realized $114 million of net operating cash flow from these properties. The net present value of the Company's estimated proved reserves from these properties was $263.5 million at August 31, 1996. Proved reserve additions during this period totalled 41.9 MMBOE and were purchased and developed for an average finding cost of $5.10 per BOE (including property acquisitions and incurred and estimated future development costs). Operating costs, including major maintenance expenses, for these properties since their acquisition averaged $2.73 per BOE for this period.

     The Company's strategy has resulted in significantly higher levels of average net daily production, as shown in the table below:

                       AVERAGE NET DAILY PRODUCTION RATES

                                                      OIL            GAS           OIL
                                                   PRODUCTION     PRODUCTION     AND GAS
                                                   (MBBLS/D)       (MMCF/D)      (MBOE/D)
                                                   ----------     ----------     --------
        1990.....................................      0.5            4.2           1.2
        1991.....................................      1.5            4.2           2.2
        1992.....................................      2.0            8.1           3.4
        1993.....................................      2.8           13.6           5.1
        1994.....................................      3.0           18.2           6.1
        1995.....................................      3.8           23.0           7.7
        First nine months of 1996................      3.7           31.4           9.0

OIL AND GAS RESERVES

     The following tables set forth summary information with respect to the Company's estimated proved oil and gas reserves. All information in this Prospectus as of December 31, 1993, 1994 and 1995 relating to estimated oil and gas reserves and the estimated future net cash flows attributable thereto is based upon the Reserve Reports prepared by Atwater Consultants, Ltd. and Cawley, Gillespie & Associates, Inc., both independent petroleum engineers (the "Independent Engineers"), except for the reserves attributed to Eugene Island Block 243 Field at December 31, 1994, which were estimated by the Company. Acquired on December 16, 1994, this field comprised approximately 11% of the Company's estimated total proved reserves at December 31, 1994. All information in this Prospectus as of August 31, 1996 relating to estimated oil and gas reserves and estimated future net cash flows attributable thereto for the oil and gas interests acquired in the 1996 Acquisitions is based on the Reserve Reports of the Independent Engineers. The remainder of the August 31, 1996 information is based on estimates by the Company. All calculations of estimated reserves and future net cash flows have been made in accordance with the rules and regulations of the Commission, and, except as otherwise indicated, give no effect to federal or state income taxes otherwise attributable to estimated future cash flows from the sale of oil and gas. The present value of estimated future net cash flows has been calculated using a discount factor of 10%. For purposes of estimated cash flows at August 31, 1996, average product prices of $21.95 per Bbl and $2.43 per Mcf were used.

                                                    AS OF             AS OF DECEMBER 31,
                                                  AUGUST 31,   --------------------------------
                                                     1996        1995        1994        1993
                                                  ----------   --------    --------    --------
Total net proved:
  Oil (MBbls)..................................       10,509      7,985       6,455       6,080
  Gas (MMcf)...................................      128,862     81,179      68,285      58,491
  Total (MBOE).................................       31,986     21,515      17,836      15,829
Net proved developed:
  Oil (MBbls)..................................        8,762      7,055       5,840       6,035
  Gas (MMcf)...................................       98,561     67,797      52,215      48,448
  Total (MBOE).................................       25,189     18,355      14,543      14,110
Estimated future net cash flows before income
  taxes (in thousands).........................    $ 395,451   $259,478    $145,006    $164,945
Present value of estimated future net cash
  flows before income taxes (in
  thousands)(1)................................    $ 263,478   $179,725    $ 97,391    $104,713

---------------

(1) The present value of estimated future net cash flows attributable to the Company's proved reserves was prepared using constant prices as of the calculation date, discounted at 10% per annum on a pre-tax basis.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including many factors beyond the control of the producer. The reserve data set forth herein represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment and the existence of development plans. As a result, estimates of reserves made by different engineers for the same property will often vary. Results of drilling, testing and production subsequent to the date of an estimate may justify a revision of such estimates. Accordingly, reserve estimates are generally different from the quantities of oil and gas that are ultimately produced. Further, the estimated future net revenues from proved reserves and the present value thereof are based upon certain assumptions, including geological success, prices, future production levels and costs that may not prove to be correct. Predictions about prices and future production levels are subject to great uncertainty, and the meaningfulness of such estimates depends on the accuracy of the assumptions upon which they are based.

ACQUISITION, PRODUCTION AND DRILLING ACTIVITY

     ACQUISITION AND DEVELOPMENT COSTS. The following table sets forth certain information regarding the costs incurred by the Company in its development and acquisition activities during the periods indicated.

                                                              YEAR ENDED DECEMBER 31,
                                                          -------------------------------
                                                           1995        1994        1993
                                                          -------     -------     -------
                                                                  (IN THOUSANDS)
    Acquisition costs...................................  $ 8,074     $11,465     $ 4,106
    Development costs...................................   27,383      22,241      12,368
    Exploratory costs...................................    8,261       4,719         140
                                                          -------     -------     -------
      Subtotal..........................................   43,718      38,425      16,614
    General and administrative costs, net of fees and
      reimbursements....................................    1,790       2,749       1,553
                                                          -------     -------     -------
    Total costs incurred................................  $45,508     $41,174     $18,167
                                                          =======     =======     =======

     PRODUCTIVE WELL AND ACREAGE DATA. The following table sets forth certain statistics for the Company regarding the number of productive wells and developed and undeveloped acreage as of December 31, 1995.

                                                                       GROSS       NET
                                                                       ------     ------
    Productive Wells:
      Oil(1).........................................................   42.00      28.55
      Gas(2).........................................................   26.00      17.31
                                                                       ------     ------
              Total..................................................   68.00      45.86
                                                                       ======     ======
    Developed Acres:
      Onshore Louisiana..............................................   2,914      2,069
      Offshore Louisiana.............................................   6,729      3,360
                                                                       ------     ------
              Total..................................................   9,643      5,429
                                                                       ======     ======
    Undeveloped Acres(3):
      Onshore Louisiana..............................................  13,297     11,681
      Offshore Louisiana.............................................  22,886     13,148
                                                                       ------     ------
              Total..................................................  36,183     24,829
                                                                       ======     ======

---------------

(1) Four gross wells each have dual completions.

(2) Nine gross wells each have dual completions.

(3) Unless production is established, leases covering approximately 0.92% of the Company's undeveloped acreage will expire in 1996, 2.12% in 1997, 3.41% in 1998, 6.96% in 1999 and 4.74% in 2000. Leases covering the remainder of the Company's undeveloped gross acreage (81.85%) are held by production.

     DRILLING ACTIVITY. The following table sets forth the Company's drilling activity for each of the years indicated.

                                                                   GROSS          NET
                                                                   ------         ----
        1995:
          Exploratory............................................    3.00         2.94
          Development............................................    6.00         4.40
        1994:
          Exploratory............................................    2.00         1.75
          Development............................................   12.00         7.64
        1993:
          Exploratory............................................      --           --
          Development............................................    6.00         3.72

All wells drilled were productive except for one gross development well (0.53 net), which was drilled in 1993, three gross development wells (2.34 net), which were drilled in 1994, and two gross exploratory wells (1.94 net) and one gross development well (0.38 net), which were drilled in 1995.

PROPERTIES

     Of the seven areas described below, the first three, Lake Hermitage, Vermilion Block 46 and Vermilion Block 131, comprise the 1996 Acquisitions. Prior to these purchases, the Company had acquired interests in Vermilion Block 46 in 1993 and in the Lake Hermitage Field in 1994. Subsequent to the 1996 Acquisitions, the Company owns and operates a controlling interest in each of these properties. The Company's purchase of a 50% interest in Vermilion Block 131 includes the right to operate this field. The remaining interest in the property is owned by a major oil company. The 1996 Acquisitions represent an important expansion of the Company's asset base. The Company believes that each of these properties has the characteristics targeted by the Company in its acquisition strategy, including low current production and multiple opportunities to increase production, cash flow and reserves through development activities. Production volumes are presented on a gross well basis, unless otherwise indicated.

     LAKE HERMITAGE. On August 1, 1996, the Company increased its interest in approximately 6,400 acres in the Lake Hermitage Field by purchasing the interests of a group of privately-held companies in the field for $6.5 million. The Company had previously drilled six successful wells (including four dually completed wells) on designated areas in the field under a farmout agreement entered into in 1994 with the prior owners. Pursuant to prior contractual obligations, the Company assigned a portion of the acquired interest to two partnerships it manages for a proportionate share of the purchase price. After giving effect to these transactions, the Company holds an approximate 76% working interest and an approximate 61% net revenue interest in the field except for certain deep rights held by a major oil company, which are below the horizons currently being targeted by the Company.

     The Lake Hermitage Field is located in Plaquemines Parish, Louisiana, approximately 25 miles south southeast of New Orleans. The field is a salt dome structure discovered in 1928 and has produced significant quantities of oil and gas from multiple sandstone reservoirs between 3,100 and 14,200 feet. In the August 1996 purchase, the Company acquired an interest in four productive wells, that are producing at the combined daily rates of approximately 100 Bbls of oil and 0.4 MMcf of gas. On August 2, 1996, the Company tested the dually-completed LLDSB No. 2, at the combined daily rates of 660 Bbls of oil and 2.4 MMcf of gas. The well was spudded on May 18, 1996, and was drilled to a total depth of 11,645 feet. Based on electric log and core analysis, a total of 185 feet of pay was determined to be productive in a total of eight sands. First sales from the well are expected in October 1996.

     The Company intends to acquire 3-D seismic data over the Lake Hermitage salt dome in 1997, the interpretation of which could lead to additional field development. For the remainder of 1996 and 1997, the Company plans to recomplete and workover six wells, four of which were acquired in August 1996. Total investments in the property for the seismic data and the workover program are expected to be $4.5 million for the fourth quarter of 1996 and for 1997. In the second quarter of 1996, which was prior to the 1996 Acquisitions, the Company's share of average daily production was 120 Bbls of oil and 4.2 MMcf of gas.

     VERMILION BLOCK 46. On September 27, 1996, the Company acquired a 62.5% working interest in the Vermilion Block 46 Field for $15.4 million. The Company acquired this interest in the property from a major oil company and became operator of the block at that time. In a separate transaction with a different company, in 1993 the Company purchased a 37.5% working interest in this field for $3.7 million. Pursuant to prior contractual obligations, the Company assigned a portion of the acquired interests to two partnerships it manages in consideration for a pro rata portion of the purchase price, and the Company retained a 76% working interest with an approximate 65% net revenue interest in the field.

     Vermilion Block 46 Field is located approximately 10 miles offshore Louisiana in 30 feet of water. Production was established on the block in 1956, and cumulative production from the field is approximately 120 Bcf of gas and 1.1 MMBbls of oil. The interests acquired in Vermilion Block 46 consist of approximately 2,500 acres in the northern half of the block. Productive reservoirs have historically been encountered between 3,000 and 15,500 feet. Since the initial 1993 acquisition, development activities conducted by the prior operator were limited to the recompletion of one well.

     In 1997, the Company plans to drill three new wells and workover two existing wells. The proposed 1997 capital expenditures budget of $12.4 million includes a new production platform which is dependent upon development results. In the second quarter of 1996, which was prior to the 1996 Acquisition, the Company's share of average daily production was 0.7 MMcf.

     VERMILION BLOCK 131. On September 27, 1996, the Company acquired a 50% working interest with a 41% net revenue interest in the Vermilion Block 131 Field from a major oil company for $5.1 million. In addition to the purchase price, a letter of credit in the amount of $1.8 million was established to secure the Company's obligation to abandon the property. The Company is the operator of the property, and the remaining 50% interest is owned by a major oil company. The effective date of the purchase is August 11, 1996, and the acquisition includes interests in six producing wells and six shut-in wells.

     The Vermilion Block 131 Field is located approximately 30 miles offshore Louisiana in 60 feet of water. The field was discovered in 1960 and placed on production in 1963. Field development has consisted of 19 productive wells and seven dry holes. A total of 65 commercial completions have been established in 27 sandstone reservoirs between 4,800 and 14,300 feet. At the date of acquisition, daily production from the field was approximately 9.6 MMcf of gas.

     A new evaluation of the property is currently in progress utilizing the Company's recently acquired 3-D seismic data.

     Cumulative production from the property is 482 Bcf of gas and 8.5 MMBbls of oil. The Company's first development operations for the property are planned for 1997, and total capital expenditures of $8.6 million have been budgeted for the drilling of three new wells and the recompletion of four existing wells.

     CUT OFF. The Cut Off Field is located in Lafourche Parish, Louisiana. The Company owns a 98% working interest in this field, which was purchased from two major and two independent oil companies in August 1991. A portion of the Company's interest in this field is burdened by net profits interests granted in connection with the financing of the purchase price of the Company's interest and by net profits interests, held by certain current and former employees of the Company, of up to approximately 7% in the aggregate, determined on a well-by-well basis. The former of these net profits interests are subject to reduction upon reaching certain thresholds. The Company currently has an approximate 61% to 65% net revenue interest in the field. The Company's investments in the property total $22.1 million, including the acquisition cost of $9.0 million and development costs, 3-D seismic and facilities improvements of $13.1 million. Cumulative net cash flow from the property through September 1996 was $21.5 million.

     The Cut Off Field is a major oil and gas field discovered in 1953 and is covered by both land and inland water. Cumulative production from the field at the time of the acquisition was 110 Bcf and 39 MMBbls. Since the Company assumed operations of the field in 1991, it has produced approximately 1.5 MMBbls of oil and 7.0 Bcf of gas. The average daily production from this property net to the Company was 460 Bbls of oil and 0.4 MMcf of gas during the first nine months of 1996.

     To date, the Company has performed 13 workovers or recompletions and drilled four new wells. In addition, water injection has commenced on two waterflood projects which are expected to increase total oil recovery. Commercial production has been established to date in 25 distinct sandstone reservoirs within this complexly faulted field.

     The Cut Off Field is located approximately two miles from the Clovelly Field, one of the Company's other significant properties which is described below. Each field is dominated geologically by a prominent salt dome structure. Although significant development drilling has been conducted at each property near the salt, a substantial portion of the surrounding acreage has received little exploration attention.

     In order to attempt to better understand the complex fault patterns near the salt and to evaluate other potential drilling opportunities in this region, the Company recently completed a $4.5 million 3-D seismic survey of a 61-square-mile area which includes the Cut Off Field, the Clovelly Field and a significant amount of contiguous acreage. The Company owns or controls through lease options approximately 70% of the survey area, and the processed data was received by the Company in September 1996.

     Although the future development of the Cut Off Field will be guided by the interpretation of the new 3-D data, one purpose of the survey was the confirmation of pre-existing development plans derived from more traditional methods. The Company has budgeted a total of $7.0 million for the 1997 development of the property, which includes three new wells and four workover/recompletion operations.

     CLOVELLY. In July 1995, the Company acquired for $4.5 million a 100% working interest and an 89.5% net revenue interest in the Clovelly Field from a major oil company. The field, located onshore in Lafourche Parish, Louisiana, is comprised of approximately 3,200 acres on the north and east flanks of a salt dome structure that has produced in excess of 32 MMBbls of oil and 165 Bcf of gas since its discovery in 1950. The purchase included interests in seven oil and two gas producing wells which are operated by the Company. In August 1996, the Company acquired a 40% working interest in 2,840 acres on the south and west flanks of the salt dome structure in exchange for 3-D seismic data.

     Historically, field production has been derived from wells which developed multiple sandstone reservoirs trapped against the salt. Since the acquisition, the Company has conducted eight workover/recompletion operations in the field. In the first nine months of 1996, the average daily production from the property net to the Company was 325 Bbls of oil and 2.1 MMcf of gas.

     As described in the above discussion of the Cut Off Field, a 3-D seismic survey was recently acquired over the Cut Off Field, the Clovelly Field and surrounding acreage. Development plans for 1997 consist of three new development wells and two workovers/recompletions, with a total budget of $6.1 million.

     EUGENE ISLAND BLOCK 243. Eugene Island Block 243 consists of two federal lease blocks located offshore Louisiana in the Gulf of Mexico in approximately 150 feet of water. The Company owns an approximate 58% working interest in this field, which it acquired for $10 million from a major oil company in December 1994. The acquisition included a production platform and five producing wells.

     Prior to its acquisition by Stone Energy, the field had produced 65 Bcf of gas from nine sandstone reservoirs between 3,300 feet and 12,500 feet. At the time of purchase, five wells were producing intermittently at a rate of approximately 4 MMcf/d of gas. During the first nine months of 1996, average daily production from the field net to the Company's interest was 240 Bbls of oil and 12.2 MMcf of gas.

     Prior to acquiring the property, the Company mapped the entire field area utilizing 3-D seismic data. The interpretation indicated the presence of additional reserves and prospective drilling locations. The Company's initial well, the C-1, was drilled and placed on production in 1995. The well logged gas pay in three sands thought to be previously depleted and found gas pay in a deeper sand, which is the currently producing interval.

     In 1996, two exploratory wells were drilled on an untested portion of the leaseblock. These wells found gas in one of three objective sands, but did not test the deepest section found productive in the C-1 well. During 1997, two wells are planned to test the deepest sand section in the area of the 1996 drilling. The objective sands produce gas and oil from wells to the north on a major company's lease and are interpreted, based on 3-D seismic data, to be prospective beneath the Company's leaseblock. The results of the 1997 drilling will determine the size and location of production and drilling facilities necessary to produce new reserves if any are discovered in the exploratory area. Total investments for 1997 are budgeted to be $14.2 million.

     SOUTH PELTO BLOCK 23. South Pelto Block 23 is located in federal waters in the Gulf of Mexico, approximately 80 miles southwest of New Orleans. The Company owns an approximate 97% working interest in this field, which was purchased from a major oil company in June 1990. A portion of the Company's interest in this property is burdened by a production payment granted in connection with the financing of the purchase price of the Company's interest and by net profits interests, held by certain current and former employees of the Company, similar to those with respect to the Cut Off Field. The Company's net revenue interest in the field currently ranges from approximately 65% to 78%. The Company's investment in the property through September 30, 1996 was approximately $27.7 million, including $1.6 million of acquisition and bonding costs and $26.1 million of costs for field development, facilities enhancements and modifications.

     The field was discovered in 1962 and subsequently developed by a major oil company. Cumulative production from eight sands and ten wells is over 11 MMBbls of oil and 10 Bcf of gas since going onstream in 1963. Subsequent to the acquisition by the Company, the initial phase of development included three workovers and the drilling of two new wells. In the first nine months of 1996, the field produced at the average daily rate net to the Company of 325 Bbls of oil and 3.2 MMcf of gas.

     The Company's 1996 development activity is based on the interpretation of a proprietary 3-D seismic survey obtained during 1994. This interpretation indicates the presence of multiple potential reservoirs beneath the depth of previously established production on the leaseblock. In May of 1996, the Company spudded the first test well, the No. 22, which encountered a total of 90 feet of pay in five sands. A second 1996 development well, the No. 24, is currently being drilled directionally to a planned total depth beneath 17,000 feet from a separate surface location to test a series of seismic amplitude bright spots. First production from the No. 22 well is scheduled for January 1997 following the installation of a monopod platform and facilities from which up to three wells can be drilled. The results from the No. 24 well will determine the size of the production facilities. A third well is planned for 1996 to further delineate the structure.

     Total investments for the last quarter of 1996 at South Pelto Block 23 are expected to approximate $18.1 million, with $13.7 million budgeted for 1997 development. Investments for 1997 may increase pending the results of the No. 24 well.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the names, ages and titles of the directors and executive officers of the Company. Each of the following persons was recently elected to the positions indicated.

                      NAME                     AGE                 POSITION
    -----------------------------------------  ---   -------------------------------------
    James H. Stone...........................  70    Chairman of the Board and Chief
                                                     Executive Officer
    Joe R. Klutts............................  62    Vice Chairman of the Board
    D. Peter Canty...........................  49    President, Chief Operating Officer
                                                     and Director
    Michael L. Finch.........................  41    Executive Vice President, Chief
                                                     Financial Officer and Director
    Phillip T. Lalande.......................  47    Vice President -- Engineering
    James H. Prince..........................  54    Vice President, Chief Accounting
                                                     Officer and Controller
    Andrew L. Gates, III.....................  49    Secretary and General Counsel
    E. J. Louviere...........................  47    Vice President -- Land
    Craig L. Glassinger......................  48    Vice President -- Acquisitions
    David R. Voelker.........................  43    Director
    John P. Laborde..........................  73    Director
    Robert A. Bernhard.......................  68    Director
    Raymond B. Gary..........................  68    Director
    B. J. Duplantis..........................  57    Director

     The following biographies describe the business experience of the directors and executive officers of the Company.

     James H. Stone has served as Chairman of the Board and Chief Executive Officer of the Company since March 1993, and as Chairman of the Board of TSPC since 1981 and served as President of TSPC from September 1992 to July 1993. Mr. Stone is currently a director of Hibernia Corporation and Newpark Resources, Inc., and is a member of the Advisory Committee of the St. Louis Rams Football Company.

     Joe R. Klutts has served as Vice Chairman of the Board since March 1994 and as a Director since March 1993. He has also served as a Director of TSPC since 1981. He served as President of the Company from March 1993 to February 1994, and as Executive Vice President-Exploration and President of TSPC from 1981 to 1993 and from July 1993 to May 1994, respectively.

     D. Peter Canty served as an Executive Vice President of the Company from March 1993 to March 1994, when he was named President of the Company. He has also served as Chief Operating Officer and as a Director of the Company since March 1993. Mr. Canty was a Vice President and the Chief Geologist of TSPC from 1987 to May 1994, when he was named President of TSPC.

     Michael L. Finch has served as Executive Vice President, Chief Financial Officer and Director since March 1993. From 1988 through July 1993, he was a partner in the firm of Finch & Pierret, CPAs, which performed a substantial amount of financial reporting, tax compliance and financial advisory services for TSPC and its affiliates.

     Phillip T. Lalande has served as Vice President -- Engineering of the Company since March 1995. He served as the Company's Operations Manager from July 1993 to March 1995, and as a consulting engineer to TSPC from 1988 to July 1993.

     James H. Prince has served as Vice President, Chief Accounting Officer and Controller of the Company since March 1993 and as Vice President and Controller of TSPC since 1981, as Treasurer since 1989, as Secretary from 1989 to 1991 and as Assistant Secretary since 1992.

     Andrew L. Gates, III has served as Vice President -- Legal, Secretary and General Counsel of the Company since August 1995. Prior to joining Stone Energy in 1995, he was a partner in the law firm of Ottinger, Gates, Hebert & Sikes from 1987 to August 1995.

     E. J. Louviere has served as Vice President -- Land since June 1995. He served as the Land Manager of TSPC and the Company from July 1981 to June 1995.

     Craig L. Glassinger has served as Vice President -- Acquisitions of the Company since December 1995. He served TSPC and Stone Energy from October 1992 to December 1995 as Acquisitions Manager. Prior to joining TSPC, he was a division geologist for Forest Oil Corporation for approximately ten years.

     David R. Voelker has served as a Director of the Company since March 1993 and as a Director of TSPC since 1991. He is currently engaged in private investments. He was a partner of Johnson Rice & Company from 1989 to February 1994.

     John P. Laborde has served as a Director of the Company since May 1993. He is currently a consultant to Tidewater Inc. He served as Chief Executive Officer and Chairman of the Board of Tidewater Inc. from 1956 and 1968, respectively, to his retirement in October 1994. Mr. Laborde also served as President of Tidewater Inc. from 1958 to 1981 and from 1988 to his retirement. Mr. Laborde is currently a director of Tidewater Inc., American Bureau of Shipping and Stolt Comex Seaway, S.A.

     Robert A. Bernhard has served as a Director of the Company since May 1993. He has also served as Co-chairman of Munn, Bernhard & Associates, Inc., an investment advisory firm, since 1990. Mr. Bernhard was formerly Chairman of Ichor Technology, Inc., a privately-held company that filed for bankruptcy under Chapter 7 of the U.S. Bankruptcy Code in February 1993.

     Raymond B. Gary has served as a Director of the Company since May 1993. He has also served as an advisory director of Morgan Stanley & Co. Inc. since his retirement as a managing director and partner of Morgan Stanley in 1983.

     B. J. Duplantis has served as a Director of the Company since May 1993. He is a senior partner of the law firm Gordon, Arata, McCollam & Duplantis.

                              SELLING STOCKHOLDERS

     The following table sets forth as of November 1, 1996 certain information regarding the shares of Common Stock beneficially owned by each of the Selling Stockholders before the Offering, the number of shares of Common Stock to be sold by each of the Selling Stockholders in the Offering, the number of shares of Common Stock that will be beneficially owned by each of the Selling Stockholders after the Offering and the percentage of the outstanding shares of Common Stock that such shares represent.

                                     BENEFICIAL OWNERSHIP        SHARES        BENEFICIAL OWNERSHIP
                                       BEFORE OFFERING         TO BE SOLD         AFTER OFFERING
                                    ----------------------         IN         ----------------------
   NAME OF SELLING STOCKHOLDER      NUMBER(1)      PERCENT      OFFERING      NUMBER(1)      PERCENT
   ---------------------------      ---------      -------     ----------     ---------      -------
D. Peter Canty....................    476,770(2)      4.0%       100,000        376,770(2)     2.6%
Michael L. Finch..................    548,111(3)      4.6        100,000        448,111(3)     3.1
James H. Prince...................    344,522         2.9         75,000        269,522        1.9
Robert A. Bernhard................    215,174(4)      1.8         20,000(5)     151,333(4)     1.0
Joan M. Bernhard..................     18,566        *             6,566         12,000        *
Bernhard Trust "B"................     48,914        *            18,914         30,000        *
Robert A. Bernhard Charitable
  Remainder Trust.................     18,361        *            18,361             --        *
David R. Voelker..................  1,488,246(6)     12.6         20,000(5)   1,368,246(6)     9.4
KGB Trust.........................    875,547         7.4         50,000        825,547        5.7
Frantzen/Voelker Investments,
  L.L.C...........................    529,570         4.5         50,000        479,570        3.3

---------------

 * Less than 1%.

(1) Includes shares underlying options exercisable within 60 days of 15,000, 15,000, 9,000, 9,333 and 9,333 for Messrs. Canty, Finch, Prince, Bernhard and Voelker, respectively.

(2) Includes 200 shares owned by Mr. Canty's wife.

(3) Includes 31,519 shares owned by the James Rader Stone Trust and 40,921 shares owned by the Elizabeth Houston Stone Trust. Mr. Finch is a trustee of each of such trusts and disclaims any pecuniary interest with respect to such shares.

(4) Includes (a) 48,914 shares before the Offering and 30,000 shares after the Offering held by the Bernhard Trust "B" of which Mr. Bernhard is the trustee and a potential beneficiary, (b) 18,566 shares before the Offering and 12,000 shares after the Offering held by Mr. Bernhard's wife, Joan M. Bernhard and (c) 18,361 shares before the Offering and zero shares after the Offering held by the Robert A. Bernhard Charitable Remainder Trust of which Mr. Bernhard is the trustee.

(5) Only includes shares held directly by the indicated person.

(6) Includes (a) 875,547 shares before the Offering and 825,547 shares after the Offering held by the KGB Trust of which Mr. Voelker is the sole trustee and
    (b) 529,570 shares before the Offering and 479,570 shares after the Offering held by Frantzen/Voelker Investments, L.L.C. ("Frantzen/Voelker") of which Mr. Voelker is a member. Mr. Voelker disclaims any pecuniary interest with respect to the shares owned by the KGB Trust, 423,656 of the shares held by Frantzen/Voelker before the Offering and 383,656 of the shares held by Frantzen/Voelker after the Offering.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below, for whom Salomon Brothers Inc, Johnson Rice & Company L.L.C. and Morgan Keegan & Company, Inc. are serving as Representatives, have severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to them, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:


                                                                               NUMBER OF
                                      NAME                                      SHARES
    -------------------------------------------------------------------------  ---------
    Salomon Brothers Inc.....................................................    800,000
    Johnson Rice & Company L.L.C.............................................    400,000
    Morgan Keegan & Company, Inc.............................................    400,000
    Bear, Stearns & Co. Inc..................................................    304,000
    CS First Boston Corporation..............................................    304,000
    Prudential Securities Incorporated.......................................    304,000
    A.G. Edwards & Sons, Inc.................................................    172,000
    Jefferies & Company, Inc.................................................    172,000
    Rauscher Pierce Refsnes, Inc.............................................    172,000
    Southcoast Capital Corporation...........................................    172,000
                                                                               ---------
         Total...............................................................  3,200,000
                                                                               =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any such shares are taken.


     The Underwriters initially propose to offer part of the Common Stock directly to the public at the price to public set forth on the cover page hereof and to certain dealers at a price which represents a concession not in excess of $0.66 a share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 a share to other Underwriters or to certain dealers. After the offering of the Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.


     Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters an option, exercisable at any time for 30 days from the date of the Underwriting Agreement, to purchase up to 480,000 additional shares of Common Stock at the price to public set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

     The Company has agreed that it will not, for a period of 120 days following the date of this Prospectus, without the prior written consent of the Representatives, (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or announce the offering of any other shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock; provided, however, that the Company may issue and sell Common Stock pursuant to any employee stock option plan, stock ownership plan or dividend reinvestment plan of the Company in effect at the time of the execution of the Underwriting Agreement and the Company may issue Common Stock issuable upon the conversion of securities or the exercise of warrants outstanding at the date of this Prospectus, or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (a) or (b) of this sentence is to be settled by delivery of such Common Stock or such other securities, in cash or otherwise. In addition, the executive officers and directors and certain other shareholders of the Company have agreed that each of them will not, for a period of 120 days following the date of this Prospectus, without the prior written consent of the Representatives, (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or announce the offering of, any other shares of Common Stock beneficially owned by such person, or any securities convertible into or exchangeable for Common Stock, other than shares of Common Stock disposed of as bona fide gifts, or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (a) or (b) of this sentence is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     The Underwriters are reserving an aggregate of 100,000 shares of Common Stock to be offered to James H. Stone, Chairman of the Board and Chief Executive Officer of the Company, at the public offering price set forth on the cover page of this Prospectus. No underwriting discount will be payable by the Company with respect to the shares to be purchased from the Company by the Underwriters and sold to Mr. Stone.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered by this Prospectus will be passed upon for the Company and the Selling Stockholders by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the sale of the Common Stock will be passed upon for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

     Except as noted otherwise, information appearing in this Prospectus regarding the gross quantities of reserves of the oil and gas properties owned by the Company and the future cash flows and the present values thereof from such reserves is based on estimates of such reserves and present values prepared by Atwater Consultants, Ltd. and Cawley, Gillespie & Associates, Inc., both independent petroleum engineers.

     The consolidated financial statements of the Company as of December 31, 1995 and 1994, and for the three years in the period ended December 31, 1995, included elsewhere and incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. With respect to the unaudited interim financial information for the three and nine months ended September 30, 1996 and 1995 and the three and six months ended June 30, 1996 and 1995 and the three months ended March 31, 1996 and 1995, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate reports thereon state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of
Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facility maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information may also be obtained from the web site that the Commission maintains at http://www.sec.gov. In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     Reports, proxy statements and other information concerning the Company may also be obtained electronically through a variety of databases, including, among others, the Commission's Electronic Data Gathering and Retrieval ("EDGAR") program, Knight-Ridder Information Inc., Federal Filing/Dow Jones and Lexis/Nexis.

     As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement on Form S-3 (the "Registration Statement") of which this Prospectus is a part. For such information, reference is made to the Registration Statement and the exhibits thereto. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or incorporated by reference herein, reference is made to such contract, agreement or other document for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference in this Prospectus the following documents previously filed with the Commission pursuant to the Exchange Act (File No. 1-12074): (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; (iii) the Company's Current Report on Form 8-K dated October 16, 1996; and
(iv) the description of the Common Stock contained in the Registration Statement on Form 8-A declared effective by the Commission on July 8, 1993.

     Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such document.

     Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents that are incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Investor Relations, Stone Energy Corporation, 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508, telephone (318) 237-0410.

                       GLOSSARY OF CERTAIN INDUSTRY TERMS

     The definitions set forth below shall apply to the indicated terms as used in this Prospectus. All volumes of natural gas referred to herein are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple.

     Bcf.  Billion cubic feet of gas.

     Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

     BOE. Barrels of oil equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     Btu. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

     Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

     Exploratory well. A well drilled to find and produce oil or gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

     Farmin or farmout. An agreement whereunder the owner of a working interest in an oil and gas lease assigns the working interest or a portion thereof to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farmin" while the interest transferred by the assignor is a "farmout."

     Finding costs. Costs associated with acquiring and developing proved oil and gas reserves which are capitalized by the Company pursuant to generally accepted accounting principles, excluding any capitalized general and administrative expenses.

     Gross acreage or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

     MBbls.  One thousand barrels of crude oil or other liquid hydrocarbons.

     MBbls/d. One thousand barrels of crude oil or other liquid hydrocarbons per day.

     MBOE.  One thousand barrels of oil equivalent.

     MBOE/d.  One thousand barrels of oil equivalent per day.

     Mcf.  One thousand cubic feet of gas.

     Mcf/d.  One thousand cubic feet of gas per day.

     MMBbls.  One million barrels of crude oil or other liquid hydrocarbons.

     MMBOE.  One million barrels of oil equivalent.

     MMBtu.  One million Btus.

     MMcf.  One million cubic feet of gas.

     MMcf/d.  One million cubic feet of gas per day.

     Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells.

     Present value. When used with respect to oil and gas reserves, present value means the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date of the report or estimate, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

     Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

     Proved developed reserves. Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

     Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     Proved undeveloped reserves. Reserves that are expected to be recovered from new wells on developed acreage where the subject reserves cannot be recovered without drilling additional wells.

     Royalty interest. An interest in an oil and gas property entitling the owner to a share of oil or gas production free of costs of production.

     Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

     Working interest. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

                         INDEX TO FINANCIAL STATEMENTS

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS:
  Pro Forma Consolidated Statement of Operations of Stone Energy Corporation for the
     year ended December 31, 1995....................................................   F-2
  Pro Forma Consolidated Statement of Operations of Stone Energy Corporation for the
     nine months ended September 30, 1996............................................   F-3
  Notes to Pro Forma Consolidated Financial Statements...............................   F-4
HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS:
  Report of Independent Public Accountants...........................................   F-5
  Consolidated Balance Sheet of Stone Energy Corporation as of September 30, 1996 and
     December 31, 1995 and 1994......................................................   F-6
  Consolidated Statement of Operations of Stone Energy Corporation for the nine months ended September 30, 1996 and 1995 and the years ended December 31, 1995,
     1994 and 1993...................................................................   F-7
  Consolidated Statement of Cash Flows of Stone Energy Corporation for the nine months ended September 30, 1996 and 1995 and the years ended December 31, 1995,
     1994 and 1993...................................................................   F-8
  Consolidated Statement of Changes in Equity of Stone Energy Corporation for the
     nine months ended September 30, 1996 and the years ended December 31, 1995, 1994
     and 1993........................................................................   F-9
  Notes to Consolidated Financial Statements.........................................  F-10

                            STONE ENERGY CORPORATION

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)


                                                                            PRO FORMA       COMBINED
                                             COMPANY      ACQUISITIONS     ADJUSTMENTS      PRO FORMA
                                             --------     ------------     -----------      ---------
Revenues:
  Oil and gas production...................  $ 38,693       $  3,997         $  (577)(b)    $ 42,113
  Overhead reimbursements and management
     fees..................................       522             94                             616
  Other income.............................     1,336                                          1,336
                                              -------                                        -------
          Total revenues...................    40,551                                         44,065
                                              -------                                        -------
Expenses:
  Normal lease operating expenses..........     6,294          1,097            (188)(b)       7,203
  Major maintenance expenses...............       446                                            446
  Production taxes.........................     3,057             55             (14)(b)       3,098
  Depreciation, depletion, and
     amortization..........................    15,719                            392(c)       16,111
  Interest.................................     2,191                          1,565(a)        3,756
  General and administrative costs.........     3,298                                          3,298
  Incentive compensation plan..............        85                                             85
                                              -------                                        -------
          Total expenses...................    31,090                                         33,997
                                              -------                                        -------
Income before income tax expense...........     9,461                                         10,068
                                              -------                                        -------
Provision for income taxes:
  Current..................................       131                                            131
  Deferred.................................     3,514                            234(d)        3,748
                                              -------                                        -------
                                                3,645                                          3,879
                                              -------                                        -------
Net income.................................  $  5,816                                       $  6,189
                                              =======                                        =======
Primary and fully diluted earnings per
  share:
  Net income per share.....................  $   0.49                                       $   0.52
                                              =======                                        =======
  Average shares outstanding...............    11,818                                         11,818
                                              =======                                        =======


         The accompanying notes are an integral part of this statement.

                            STONE ENERGY CORPORATION

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)


                                                                            PRO FORMA       COMBINED
                                             COMPANY      ACQUISITIONS     ADJUSTMENTS      PRO FORMA
                                             --------     ------------     -----------      ---------
Revenues:
  Oil and gas production...................  $ 41,248       $  4,654         $  (495)(b)    $ 45,407
  Overhead reimbursements and management
     fees..................................       561             74                             635
  Other income.............................       938                                            938
                                              -------                                        -------
          Total revenues...................    42,747                                         46,980
                                              -------                                        -------
Expenses:
  Normal lease operating expenses..........     6,115            741            (108)(b)       6,748
  Major maintenance expenses...............       271                                            271
  Production taxes.........................     2,403             43             (11)(b)       2,435
  Depreciation, depletion, and
     amortization..........................    15,497                           (132)(c)      15,365
  Interest.................................     2,496                          1,119(a)        3,615
  General and administrative costs.........     2,456                                          2,456
  Incentive compensation plan..............       278                                            278
                                              -------                                        -------
          Total expenses...................    29,516                                         31,168
                                              -------                                        -------
Income before income tax expense...........    13,231                                         15,812
                                              -------                                        -------
Provision for income taxes:
  Current..................................       173                                            173
  Deferred.................................     4,920                            994(d)        5,914
                                              -------                                        -------
                                                5,093                                          6,087
                                              -------                                        -------
Net income.................................  $  8,138                                       $  9,725
                                              =======                                        =======
Primary and fully diluted earnings per
  share:
  Net income per share.....................  $   0.68                                       $   0.81
                                              =======                                        =======
  Average shares outstanding...............    11,933                                         11,933
                                              =======                                        =======


         The accompanying notes are an integral part of this statement.

                            STONE ENERGY CORPORATION

                               NOTES TO PRO FORMA
                       CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1 -- BASIS OF PRESENTATION

     Stone Energy Corporation (the "Company") acquired three properties in 1996 (the "1996 Acquisitions"). On August 1, 1996, the Company acquired a 100% working interest in the Lake Hermitage Field for $6.5 million. In January 1994, the Company acquired the right to drill wells in designated areas of the field in a farmout transaction with the previous owner. Pursuant to prior contractual obligations, the Company assigned a portion of the acquired interest to two partnerships it manages for a proportionate share of the purchase price. The Company retained a 76% working interest with an approximate 60% net revenue interest in the field.

     The Company acquired a 62.5% working interest in Vermilion Block 46 Field for $15.4 million on September 27, 1996. In a separate transaction with a different company, in 1993 the Company purchased an approximate 28% working interest in this field for $2.8 million. Pursuant to prior contractual obligations, the Company assigned a portion of the acquired interest to two partnerships it manages for a proportionate share of the purchase price. The Company retained a 76% working interest with an approximate 65% net revenue interest in the field.

     On September 27, 1996, the Company acquired a 50% working interest with a 41% net revenue interest in the Vermilion Block 131 Field for $5.1 million. In addition to the purchase price, a letter of credit in the amount of $1.8 million was established to secure the Company's obligation to abandon the property. The Company is the operator of the property.

     The pro forma consolidated statement of operations for the year ended December 31, 1995 and the nine months ended September 30, 1996 have been prepared assuming that the three 1996 Acquisitions were consummated on January 1, 1995. The preparation of the combined pro forma consolidated statement of operations is based on certain adjustments to the historical financial statements of the Company and are not necessarily indicative of the financial position or results of operations had the above described property acquisitions occurred on the assumed date. These pro forma consolidated statement of operations should be read in conjunction with the consolidated financial statements of the Company included in this Prospectus.

NOTE 2 -- PRO FORMA ADJUSTMENTS

     Pro forma entries necessary to adjust the historical financial statements are as follows:

          (a) To record interest expense of the 1996 Acquisitions at the rate prescribed under Company's credit facility.

          (b) To record assignment to two partnerships managed by the Company of a portion of the Company's acquired interest in two of the 1996 Acquisitions as described in Note 1.

          (c) To adjust depreciation, depletion and amortization amounts on a historical basis to amounts that would have been recorded if the 1996 Acquisitions had been included in the financial statements effective January 1, 1995.

          (d) To record a provision for federal and state income taxes at a combined rate of 38.5%.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Stone Energy Corporation:

     We have audited the accompanying consolidated balance sheets of Stone Energy Corporation (a Delaware corporation) and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stone Energy Corporation and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

New Orleans, Louisiana
March 6, 1996

                            STONE ENERGY CORPORATION

                           CONSOLIDATED BALANCE SHEET
            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     ASSETS



                                                                              DECEMBER 31,
                                                        SEPTEMBER 30,    ----------------------
                                                            1996           1995          1994
                                                        -------------    --------      --------
                                                         (UNAUDITED)
Current assets:
  Cash and cash equivalents...........................    $   6,686      $  6,286      $  5,130
  Marketable securities, at market....................       20,124        10,232        15,196
  Accounts receivable.................................       10,440         7,247         7,673
  Unbilled accounts receivable........................          181            89            89
  Other current assets................................          236           612           242
                                                          ---------      --------      --------
          Total current assets........................       37,667        24,466        28,330
Oil and gas properties -- full cost method of
  accounting:
  Proved, net of accumulated depreciation, depletion
     and amortization of $121,583, $106,277 and
     $90,726, respectively............................      154,009       108,820        72,315
  Unevaluated.........................................        4,798         2,428         8,976
Building and land, net of accumulated depreciation of
  $58 and $0, respectively............................        3,229         3,284            --
Other assets, net of accumulated depreciation and
  amortization of $1,961, $4,177 and $4,660,
  respectively........................................        1,334           462           335
                                                          ---------      --------      --------
          Total assets................................    $ 201,037      $139,460      $109,956
                                                          =========      ========      ========

                            LIABILITIES AND STOCKHOLDERS' ACCOUNTS
Current liabilities:
  Current portion of long-term loans..................    $      74      $     69      $     --
  Advance payments....................................          420           373         1,180
  Accounts payable to vendors.........................       19,275        10,980        13,595
  Undistributed oil and gas proceeds..................        5,364         5,228         3,969
  Other accrued liabilities...........................        2,514         2,437         5,149
                                                          ---------      --------      --------
          Total current liabilities...................       27,647        19,087        23,893
Long-term loans.......................................       87,698        47,754        22,725
Deferred tax liability................................       10,334         5,413         1,899
Other long-term liabilities...........................          259           279           394
                                                          ---------      --------      --------
          Total liabilities...........................      125,938        72,533        48,911
                                                          ---------      --------      --------
Commitments and Contingencies (see Note 8)
Common Stock, $.01 par value; authorized 25,000,000
  shares; issued and outstanding 11,794,249,
  11,792,349 and 11,787,549 shares, respectively......          118           118           118
Paid-in capital.......................................       52,191        52,157        52,091
Retained earnings.....................................       22,790        14,652         8,836
                                                          ---------      --------      --------
          Total equity................................       75,099        66,927        61,045
                                                          ---------      --------      --------
          Total liabilities and equity................    $ 201,037      $139,460      $109,956
                                                          =========      ========      ========

The accompanying notes are an integral part of this consolidated balance sheet.

                            STONE ENERGY CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30,       YEAR ENDED DECEMBER 31,
                                               -----------------   ---------------------------
                                                1996      1995      1995      1994      1993
                                               -------   -------   -------   -------   -------
                                                  (UNAUDITED)
Revenues:
  Oil and gas production...................... $41,248   $28,024   $38,693   $31,179   $28,470
  Overhead reimbursements and management
     fees.....................................     561       348       522       444       433
  Other income................................     938       738     1,336     1,264       819
                                               -------   -------   -------   -------   -------
          Total revenues......................  42,747    29,110    40,551    32,887    29,722
                                               -------   -------   -------   -------   -------
Expenses:
  Normal lease operating expenses.............   6,115     4,052     6,294     5,312     4,326
  Major maintenance expenses..................     271       106       446     1,834       822
  Production taxes............................   2,403     2,276     3,057     2,303     2,000
  Depreciation, depletion and amortization....  15,497    11,786    15,719    11,569     8,028
  Interest....................................   2,496     1,485     2,191       982     1,499
  Lease maintenance expense...................      --        --        --        --       245
  Salaries and other employee costs...........   1,437     1,159     1,663     1,566     1,024
  Incentive compensation plan.................     278       281        85     1,358        --
  General and administrative costs............   1,019     1,435     1,635     1,533     1,224
  Exchange offer expenses.....................      --        --        --        --       780
                                               -------   -------   -------   -------   -------
          Total expenses......................  29,516    22,580    31,090    26,457    19,948
                                               -------   -------   -------   -------
Net income before income taxes................  13,231     6,530     9,461     6,430     9,774
                                               -------   -------   -------   -------   -------
Provision for income taxes
  Current.....................................     173       108       131        --        --
  Deferred....................................   4,920     2,405     3,514     2,410       943
                                               -------   -------   -------   -------   -------
          Total income taxes..................   5,093     2,513     3,645     2,410       943
                                               -------   -------   -------   -------   -------
Net income....................................   8,138     4,017     5,816     4,020     8,831
Preferred dividends and amortization of
  preferred stock offering costs..............      --        --        --        --       292
                                               -------   -------   -------   -------   -------
Net income available to common stockholders... $ 8,138   $ 4,017   $ 5,816   $ 4,020   $ 8,539
                                               =======   =======   =======   =======   =======
Primary and fully diluted earnings per share
  (see Note 1):
  Net income per share........................ $  0.68   $  0.34   $  0.49   $  0.34   $  0.88
                                               =======   =======   =======   =======   =======
Average shares outstanding....................  11,933    11,819    11,818    11,801    10,087
                                               =======   =======   =======   =======    ======

  The accompanying notes are an integral part of this consolidated statement.

                            STONE ENERGY CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                     NINE MONTHS ENDED
                                                       SEPTEMBER 30,            YEAR ENDED DECEMBER 31,
                                                    --------------------    --------------------------------
                                                      1996        1995        1995        1994        1993
                                                    --------    --------    --------    --------    --------
                                                        (UNAUDITED)
Cash flows from operating activities:
  Net income....................................... $  8,138    $  4,017    $  5,816    $  4,020    $  8,831
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation, depletion and amortization......   15,497      11,787      15,719      11,569       8,028
     Provision for deferred income taxes...........    4,920       2,405       3,514       2,410         943
     Restricted stock plan.........................       --          --          --          --          50
     Gain on sale of other assets..................       --          --          --         (88)         --
                                                    --------    --------    --------    --------    --------
                                                      28,555      18,208      25,049      17,911      17,852
     (Increase) decrease in marketable
       securities..................................   (9,892)      6,101       4,964     (15,196)         --
     (Increase) decrease in accounts receivable....   (3,285)        837         426         850      (2,549)
     (Increase) decrease in other current assets...      376        (263)       (370)        904      (1,080)
     Increase (decrease) in accounts payable and
       accrued liabilities.........................      260      (3,599)     (2,260)      5,586         123
     Deferred financing costs......................     (653)         --        (151)       (128)         --
     Other.........................................      (21)        (47)       (159)       (318)       (489)
                                                    --------    --------    --------    --------    --------
Net cash provided by operating activities..........   15,340      21,237      27,499       9,609      13,857
                                                    --------    --------    --------    --------    --------
Cash flows from investing activities:
  Investment in oil and gas properties.............  (54,569)    (36,830)    (48,122)    (41,174)    (18,167)
  Sale of reserves in place........................       --          --          --       2,011          53
  Proceeds from sale of other assets...............       --          --          --         179          --
  Purchase of building and land....................       --          --      (3,284)         --          --
  Other asset additions............................     (354)        (94)       (101)       (148)         --
                                                    --------    --------    --------    --------    --------
Net cash used in investing activities..............  (54,923)    (36,924)    (51,507)    (39,132)    (18,114)
                                                    --------    --------    --------    --------    --------
Cash flows from financing activities:
  Proceeds from borrowings.........................   44,000      20,600      30,098      22,725       7,064
  Repayment of debt................................   (4,051)     (5,000)     (5,000)    (16,223)    (12,764)
  Partner contributions............................       --          --          --          --         606
  Partner distributions............................       --          --          --          --      (3,554)
  Issuance of common stock.........................       --          --          --          --      39,815
  Exercise of stock options........................       34          66          66          28          --
  Preferred stock cash dividends...................       --          --          --          --        (801)
  Redemption of preferred stock....................       --          --          --          --      (5,200)
                                                    --------    --------    --------    --------    --------
Net cash provided by financing activities..........   39,983      15,666      25,164       6,530      25,166
                                                    --------    --------    --------    --------    --------
Net increase (decrease) in cash and cash
  equivalents......................................      400         (21)      1,156     (22,993)     20,909
Cash and cash equivalents, beginning of year.......    6,286       5,130       5,130      28,123       7,214
                                                    --------    --------    --------    --------    --------
Cash and cash equivalents, end of year............. $  6,686    $  5,109    $  6,286    $  5,130    $ 28,123
                                                    ========    ========    ========    ========    ========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
  Interest (net of amount capitalized)............. $  2,343    $  1,338    $  1,927    $  1,053    $  1,525
  Income taxes.....................................       95         108         216          --          --
                                                    --------    --------    --------    --------    --------
                                                    $  2,438    $  1,446    $  2,143    $  1,053    $  1,525
                                                    ========    ========    ========    ========    ========

  The accompanying notes are an integral part of this consolidated statement.

                            STONE ENERGY CORPORATION

                  CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                          REDEEMABLE
                                          PREFERRED     CAPITAL     COMMON    PAID-IN    RETAINED
                                            STOCKS      ACCOUNTS    STOCK     CAPITAL    EARNINGS
                                          ----------    --------    ------    -------    --------
Balance, December 31, 1992..............   $ 15,203     $  2,046     $ --     $    --    $     --
Net income pre-exchange offer...........         --        4,015       --          --          --
Partner contributions...................         --          606       --          --          --
Partner distributions...................         --       (3,554)      --          --          --
Preferred stock dividends...............        292         (292)      --          --          --
Amortization of preferred stock offering
  costs.................................         17          (17)      --          --          --
Exchange offer..........................     (9,511)      (2,804)      81      12,234          --
Initial public offering.................         --           --       36      39,779          --
Purchase of preferred stock.............     (5,200)          --       --          --          --
Payment of preferred stock dividends....       (801)          --       --          --          --
Other stock issuances...................         --           --        1          50          --
Net income post-exchange offer..........         --           --       --          --       4,816
                                            -------      -------     ----     -------     -------
Balance, December 31, 1993..............         --           --      118      52,063       4,816
Net income..............................         --           --       --          --       4,020
Exercise of stock options...............         --           --                   28          --
                                            -------      -------     ----     -------     -------
Balance, December 31, 1994..............         --           --      118      52,091       8,836
Net income..............................         --           --       --          --       5,816
Exercise of stock options...............         --           --                   66          --
                                            -------      -------     ----     -------     -------
Balance, December 31, 1995..............         --           --      118      52,157      14,652
Net income..............................         --           --       --          --       8,138
Exercise of stock options...............         --           --                   34          --
                                            -------      -------     ----     -------     -------
Balance, September 30, 1996
  (unaudited)...........................   $     --     $     --     $118     $52,191    $ 22,790
                                            =======      =======     ====     =======     =======

  The accompanying notes are an integral part of this consolidated statement.

                            STONE ENERGY CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
             (INFORMATION SUBSEQUENT TO MARCH 6, 1996 IS UNAUDITED)

NOTE 1 -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Stone Energy Corporation (the "Company" or "Stone Energy") is an independent oil and gas company primarily engaged in the acquisition, exploitation and operation of producing oil and gas properties located in the Gulf Coast Basin. The Company's business strategy is focused on the acquisition of mature properties with established production history that have significant exploitation and development potential. Since implementing its present business strategy in 1989, Stone Energy has acquired 14 properties that comprise its asset base -- seven offshore and seven onshore Louisiana. The Company is headquartered in Lafayette, Louisiana, with additional offices in New Orleans and Houston.

     The Company was organized under the laws of the State of Delaware in March 1993 to become a holding company for The Stone Petroleum Corporation ("TSPC") and its subsidiaries and certain partnership interests in The Stone Petroleum Oil and Gas Program Series A-I Ltd., The Stone Petroleum Oil and Gas Program Series A-II Ltd. and The Stone Petroleum Weeks Island Program Ltd. (collectively, the "Acquisition Partnerships"), of which TSPC is the managing general partner. On April 30, 1993, the Company completed its offer to exchange (the "Exchange Offer") shares of its common stock, par value $.01 per share ("Common Stock"), for all of the outstanding common stock and certain series of preferred stock of TSPC (collectively, the "TSPC Stock") and the special general and limited partnership interests in the Acquisition Partnerships, subject to completion of the Initial Public Offering.

     A total of 8,126,444 shares of Common Stock were issued on July 15, 1993, pursuant to the Exchange Offer. All of the TSPC Stock was acquired in the Exchange Offer, and the remaining series of preferred stock of TSPC not included in the Exchange Offer were purchased by the Company with a portion of the net proceeds of the Initial Public Offering (the "Preferred Stock Purchase"). Accordingly, after the consummation of the Exchange Offer and the Preferred Stock Purchase, the Company owned all of the outstanding capital stock of TSPC.

     A summary of significant accounting policies followed in the preparation of the accompanying consolidated financial statements is set forth below:

  BASIS OF PRESENTATION:

     The accompanying consolidated financial statements for periods prior to the Company's Initial Public Offering are presented on the basis of a reorganization of entities under common control and represent a combination of the Company, TSPC and interests in the Acquisition Partnerships on a historical cost basis. Other than for purposes of determining pro forma earnings per share, the mandatorily redeemable preferred stocks of TSPC that the Company acquired pursuant to the Exchange Offer and the Preferred Stock Purchase are presented as outstanding preferred stock until their acquisition on July 15, 1993.

  CONSOLIDATION:

     The consolidated financial statements include the accounts of the Company and its share of the Acquisition Partnerships; TSPC, a wholly-owned subsidiary organized in June 1981 and TSPC's share of managed limited partnerships. In December 1994, Cut Off Corporation ("Cut Off"), a wholly-owned subsidiary of TSPC organized in May 1991, was merged into TSPC. The accounts of Cut Off were included in the consolidated financial statements prior to the merger. In December 1993, The Stone Programs Corporation ("Programs"), a wholly-owned subsidiary of TSPC

                            STONE ENERGY CORPORATION
organized in March 1976 as a broker dealer, was liquidated and The Stone Properties Corporation ("Properties"), a wholly-owned subsidiary of TSPC organized in August 1990, was merged into TSPC. Prior to such merger, the accounts of both Programs and Properties were included in the consolidated financial statements. Both Properties and Cut Off were organized for the purpose of purchasing certain oil and gas properties and conducting related development and operational activities. All intercompany balances and transactions are eliminated.

  USE OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for depreciation, depletion and amortization, taxes and contingencies.

  FAIR VALUE OF FINANCIAL INSTRUMENTS:

     Fair value of cash, cash equivalents, accounts receivable, accounts payable and debt approximates book value at December 31, 1995.

  OIL AND GAS PROPERTIES:

     The Company follows the full cost method of accounting for oil and gas properties. Under this method, all acquisition, exploration and development costs, including certain related employee costs and general and administrative costs (less any reimbursements for such costs), incurred for the purpose of finding oil and gas are capitalized. Such amounts include the cost of drilling and equipping productive wells, dry hole costs, lease acquisition costs, delay rentals and other costs related to such activities. Employee, general and administrative costs which are capitalized include salaries and all related fringe benefits paid to employees directly engaged in the acquisition, exploration and development of oil and gas properties, as well as all other directly identifiable general and administrative costs associated with such activities such as rentals, utilities and insurance. Fees received from managed partnerships for providing such services are accounted for as a reduction of capitalized costs. Employee, general and administrative costs associated with production operations and general corporate activities are expensed in the period incurred.

     The Company amortizes its investment in oil and gas properties using the future gross revenue method, a unit of production method, whereby the annual provision for depreciation, depletion and amortization is computed by dividing revenue produced during the period by future gross revenues at the beginning of the period, and applying the resulting rate to the cost of oil and gas properties, including estimated future development, restoration, dismantlement and abandonment costs. Additionally, the capitalized costs of oil and gas properties cannot exceed the present value of the estimated net cash flow from its proved reserves, together with the lower of cost or estimated fair value of its unevaluated properties (the full cost ceiling). Transactions involving sales of reserves in place, unless extraordinarily large portions of reserves are involved, are recorded as adjustments to the reserves for accumulated depreciation, depletion and amortization.

     Oil and gas properties include $2,428 and $8,976 of unevaluated properties and related costs which are not being amortized at December 31, 1995 and 1994, respectively. These costs are associated with the acquisition and evaluation of unproved properties and major development projects expected to entail significant costs to ascertain quantities of proved reserves. The Company currently believes that the unevaluated properties at December 31, 1995 will be evaluated

                            STONE ENERGY CORPORATION
within one to twenty-four months. The excluded costs and related proved reserves will be included in the amortization base as the properties are evaluated and proved reserves are established or impairment is determined. Interest capitalized on unevaluated properties during the year ended December 31, 1995 was $246.

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to be Disposed of." The Company is required to adopt SFAS No. 121 in 1996. In management's opinion, the effect of adopting SFAS No. 121 will not be material.

  CASH AND CASH EQUIVALENTS:

     The Company considers all highly liquid investments in overnight securities through its commercial bank accounts, which result in available funds on the next business day, to be cash and cash equivalents.

  MARKETABLE SECURITIES:

     The Company has retained a third-party investment firm to manage its portfolio of short-term marketable securities which are actively and frequently bought and sold with the primary objective of generating profits on the short-term differences in prices. Thus, the related security investments are classified as trading securities, which are marked to market in accordance with SFAS No. 115. All realized and unrealized gains and losses are included in current operating results. The securities included in the portfolio are primarily U.S. Treasury obligations and mortgage-backed securities with an average maturity of not more than 180 days.

  INCOME TAXES:

     The Company accounts for income taxes in accordance with SFAS No. 109. Provisions for income taxes include deferred taxes resulting primarily from temporary differences due to different reporting methods for oil and gas properties for financial reporting purposes and income tax purposes. For financial reporting purposes, all exploratory and development expenditures are capitalized and depreciated, depleted and amortized on the future gross revenue method. For income tax purposes, only the equipment and leasehold costs relative to successful wells are capitalized and recovered through depreciation or depletion. Generally, most other exploratory and development costs are charged to expense as incurred; however, the Company uses certain provisions of the Internal Revenue Code which allow capitalization of intangible drilling costs where management deems appropriate. Other financial and income tax reporting differences occur as a result of statutory depletion, different reporting methods for sales of oil and gas reserves in place, and different reporting periods used in accounting for income and costs arising from oil and gas operations conducted through tax partnerships.

  GAS PRODUCTION REVENUES:

     The Company records as revenue only that portion of gas production sold and allocable to its ownership interest in the related well. Any gas production proceeds received in excess of its ownership interest are reflected as a liability in the accompanying consolidated financial statements. Revenues relating to gas production which the Company is entitled to but which has not been sold are not recorded in the consolidated financial statements until compensation is received for the under-delivered volumes.

                            STONE ENERGY CORPORATION

     The Company assumed a gas balancing liability in conjunction with the purchase of South Marsh Island Block 249 which at December 31, 1993, amounted to $238. At December 31, 1994, the liability was fully satisfied. Remaining net underbalanced positions at December 31, 1995 and 1994 were immaterial.

  EARNINGS PER COMMON SHARE:

     Earnings per share includes actual and pro forma earnings per share. In order to provide a more meaningful presentation of historical earnings of the combined interests acquired in the Exchange Offer, earnings per share for the period prior to the Initial Public Offering has been presented on a pro forma basis. Pro forma earnings per share were computed by dividing net income by the sum of 8,126,444 shares of Common Stock issued pursuant to the Exchange Offer, which includes shares issued for mandatorily redeemable preferred stock of TSPC, plus an additional 537,706 shares of Common Stock sold to generate sufficient net proceeds (before payment of offering expenses) to pay preferred stock dividends in arrears of $801 and to purchase the remaining outstanding preferred stock of TSPC not acquired in the Exchange Offer for $5,200.

     Pro forma earnings per share for the year ended December 31, 1993, includes the weighted average effect of 3,140,005 shares and 515,000 shares sold on July 15 and August 11, 1993, respectively, and options granted to purchase 195,000 shares (see Note 9). Earnings per share for the years ended December 31, 1995 and 1994 and for the nine months ended September 30, 1996 and 1995, was computed by dividing net earnings by the sum of the outstanding shares of Common Stock of the Company, plus common stock equivalents which reflect the dilutive effect of stock options granted to outside directors and certain employees on various dates through December 31, 1995 (see Note 9).

  BUILDING AND LAND:

     The Company records building and land at cost. The building is being depreciated for financial statement purposes on the straight-line method over its estimated useful life.

  HEDGING ACTIVITIES:

     The Company manages exposure to changes in energy related product prices by engaging in futures and hedging activities in order to reduce the effect of price volatility. The resulting gains or losses on hedging contracts are accounted for as revenues from oil and gas production in the financial statements.

                            STONE ENERGY CORPORATION

NOTE 2 -- ACCOUNTS RECEIVABLE AND ADVANCE PAYMENTS:

     In its capacity as operator, manager and/or sponsor for its partners and other co-venturers, the Company incurs drilling and other costs and receives payment for advance billings for drilling, all of which are billed to the respective parties. Accounts receivable and advance payments were comprised of the following amounts:

                                                                          DECEMBER 31,
                                                                        -----------------
                                                                         1995       1994
                                                                        ------     ------
    Accounts Receivable --
      Managed partnerships...........................................   $  447     $  466
      Other co-venturers.............................................    1,364      3,103
      Trade..........................................................    5,432      4,027
      Officers and employees.........................................        4         77
                                                                        ------     ------
                                                                        $7,247     $7,673
                                                                        ======     ======
    Advance Payments --
      Managed partnerships...........................................   $  216     $  870
      Other co-venturers.............................................       56         90
      Trade..........................................................      101        220
                                                                        ------     ------
                                                                        $  373     $1,180
                                                                        ======     ======

     Costs incurred but not yet billed to the managed partnerships and other co-venturers at December 31, 1995 and 1994 amounted to $89.

NOTE 3 -- INVESTMENT IN OIL AND GAS PROPERTIES:

     The following table discloses certain financial data relative to the Company's oil and gas producing activities, which are located onshore and offshore the continental United States:

                                                            YEAR ENDED DECEMBER 31,
                                                       ---------------------------------
                                                         1995         1994        1993
                                                       ---------    --------    --------
    Costs incurred during year:
      Capitalized --
         Acquisition costs:
           Proved..................................... $   8,104    $  6,711    $  4,106
           Unevaluated................................        --       5,080          --
         Investments posted as performance bonds......       (30)       (326)         --
         Exploratory drilling.........................     8,261       4,719         140
         Development drilling:
           Proved.....................................    27,383      18,345      12,368
           Unevaluated................................        --       3,896          --
         General and administrative costs.............     2,743       3,708       1,901
         Less: overhead reimbursements, management
           fees and repromotion income................      (953)       (959)       (348)
                                                       ---------    --------    --------
                                                       $  45,508    $ 41,174    $ 18,167
                                                       =========    ========    ========

                            STONE ENERGY CORPORATION

                                                            YEAR ENDED DECEMBER 31,
                                                         1995         1994        1993
                                                       ---------    --------    --------
    Charged to expenses --
         Operating costs:
           Normal lease operating expenses............ $   6,294    $  5,312    $  4,326
           Major maintenance expenses.................       446       1,834         822
                                                       ---------    --------    --------
         Total operating costs........................     6,740       7,146       5,148
         Production taxes.............................     3,057       2,303       2,000
                                                       ---------    --------    --------
                                                       $   9,797    $  9,449    $  7,148
                                                       =========    ========    ========
    Depreciation, depletion and amortization.......... $  15,551    $ 11,420    $  7,739
                                                       =========    ========    ========
    Oil and gas properties --
      Balance, beginning of year...................... $ 172,017    $130,843    $112,676
      Additions.......................................    45,508      41,174      18,167
                                                       ---------    --------    --------
      Balance, end of year............................   217,525     172,017     130,843
                                                       ---------    --------    --------
    Accumulated depreciation, depletion and
      amortization -- Balance, beginning of year......   (90,726)    (70,746)    (62,954)
      Provision for depreciation, depletion and
         amortization.................................   (15,551)    (11,420)     (7,739)
      Sale of reserves................................        --      (2,011)        (53)
      Cancellation of loan............................        --      (1,126)         --
      Cancellation of production payment loan.........        --      (5,423)         --
                                                       ---------    --------    --------
      Balance, end of year............................ $(106,277)   $(90,726)   $(70,746)
                                                       =========    ========    ========
    Net capitalized costs (proved and unevaluated).... $ 111,248    $ 81,291    $ 60,097
                                                       =========    ========    ========

     In November 1994, the Company sold to Nuevo Energy Company ("Nuevo") all of the interests in eleven oil and gas fields located in Louisiana, Mississippi and Oklahoma owned by the Company and certain of its affiliates. The Company received $2,011 of the total of $9,480 of sales proceeds, the balance of which was attributable to the interests of other participants in limited partnerships and joint ventures formed during the period of 1980 through 1985. The proved reserves of the properties sold comprised approximately 3% of the Company's total estimated proved reserves as of December 31, 1994. Therefore, the sale was recorded as an adjustment to the reserve for accumulated depreciation, depletion and amortization.

     In addition to the cash received, the Company's obligation of $5,423 with respect to a production payment owed to Energy Assets International Corporation ("EAI"), an affiliate of Nuevo, was terminated. The transaction was recorded as an adjustment to the reserve for accumulated depreciation, depletion and amortization.

                            STONE ENERGY CORPORATION

NOTE 4 -- INCOME TAXES:

     The Company follows the provisions of SFAS No. 109, "Accounting For Income Taxes", which provides for recognition of a deferred tax asset for deductible temporary timing differences, operating loss carryforwards, statutory depletion carryforwards and tax credit carryforwards net of a "valuation allowance." An analysis of the Company's deferred tax liability follows:

                                                                        DECEMBER 31,
                                                                    ---------------------
                                                                      1995         1994
                                                                    --------     --------
    Net operating loss carryforwards.............................   $  5,335     $  6,416
    Statutory depletion carryforward.............................      3,857        3,946
    Investment tax credit carryforward...........................      1,967        1,967
    Alternative minimum tax credit...............................        239           --
    Temporary differences:
      Oil and gas properties -- full cost........................    (15,223)     (12,844)
      Other......................................................       (487)        (304)
                                                                    --------     --------
                                                                      (4,312)        (819)
    Valuation allowance..........................................     (1,101)      (1,080)
                                                                    --------     --------
                                                                    $ (5,413)    $ (1,899)
                                                                    ========     ========

     For tax reporting purposes, the Company had operating loss carryforwards of $13,857 and investment tax credit carryforwards of $1,967 at December 31, 1995. If not utilized, such carryforwards would begin expiring in 1996 and would completely expire by the year 2007. Because of tax rules relating to changes in corporate ownership and computations required to be made on a separate entity basis, the utilization by the Company of these benefit carryforwards in reducing its tax liability is restricted. Additionally, the Company had available for tax reporting purposes $10,017 in statutory depletion deductions which may be carried forward indefinitely. Recognition of a deferred tax asset associated with these carryforwards is dependent upon the Company's evaluation that it is more likely than not that the asset will ultimately be realized. As of December 31, 1995, the valuation allowance was increased due to revised estimates of investment tax credits which the Company believes that, more likely than not, will expire prior to their utilization.

     Reconciliations between the statutory federal income tax expense (benefit) rate and the Company's effective income tax expense rate as a percentage of income before income taxes were as follows:

                                                                       YEAR ENDED DECEMBER
                                                                               31,
                                                                      ----------------------
                                                                      1995     1994     1993
                                                                      ----     ----     ----
    Income taxes computed at the statutory federal income tax
      rate.........................................................    35%      35%      35%
    Changes in valuation allowance.................................    --        9      (48)
    Income taxes associated with partnership interests included in
      the exchange offer...........................................    --       --       22
    Other..........................................................     4       (7)       1
                                                                      ---      ---      ---
    Effective income tax rate......................................    39%      37%     10%
                                                                      ===      ===      ===

     Prior to the consummation of the Exchange Offer, no income taxes had been provided with respect to the Acquisition Partnerships because they are non-taxable entities. The tax effect of the cumulative temporary differences related to assets acquired by the Company in the Exchange Offer

                            STONE ENERGY CORPORATION

(primarily oil and gas properties), and was recognized upon the consummation of the Exchange Offer.

NOTE 5 -- LONG-TERM LOANS:

     Long-term loans consisted of the following at:

                                                                             DECEMBER 31,
                                                         SEPTEMBER 30,    ------------------
                                                             1996          1995       1994
                                                         -------------    -------    -------
    Unsecured credit facility with NationsBank of
      Texas, N.A. ("NationsBank") (described below)...      $84,573       $44,573    $22,725
    Term Loan Agreement with First National Bank of
      Commerce ("FNBC") with interest at 7.45%........        3,199         3,250         --
    Less: portion due within one year.................          (74)          (69)        --
                                                           --------       --------   -------
              Total long-term loans...................      $87,698       $47,754    $22,725
                                                           ========       ========   =======

     Aggregate minimum principal payments at December 31, 1995 for the next five years are as follows: 1996-$69, 1997-$75, 1998-$44,654, 1999-$88, 2000-$94 and
thereafter-$2,843.

     On September 30, 1994, the Company entered into a revolving credit facility with NationsBank of Texas, N.A., as agent for a group of banks. The facility was amended on October 2, 1995, on March 28, 1996 and on September 26, 1996. Total availability under the facility was $60,000 on December 31, 1995. Interest is payable quarterly and the principal balance of each of two tranches, represented by Revolving A Borrowings and Revolving B Borrowings, is due at their maturities.

     The Revolving A Borrowings of the amended facility provide for a limitation on total outstanding borrowings based on a borrowing base amount established by the banks for the Company's oil and gas properties, which was $48,000 on December 31, 1995. At the option of the Company, the outstanding balance of the Revolving A Borrowings will bear interest at the NationsBank base rate, or at LIBOR plus 1% or 1.25%, depending upon total outstanding borrowings. At December 31, 1995, the outstanding principal balance of the Revolving A Borrowings was $44,573 which had a weighted average annual interest rate of 7.27%, and letters of credit totaling $3,427 had been issued pursuant to the facility.

     The Revolving B Borrowings of the amended facility have a borrowing availability of $12,000. Utilization of this tranche would allow the bank group to receive a mortgage on the Company's properties comprising at least 80% of its total reserve value. Drawdown fees ranging from 1.5% to 4.5% would apply to such borrowings. The interest rate applicable to the outstanding balance of the Revolving B Borrowings, at the Company's option and depending upon the total borrowings outstanding, would range from the NationsBank base rate plus 0.75% to base rate plus 3.75%, or from LIBOR plus 2% to LIBOR plus 5%. At December 31, 1995, no borrowings had been made pursuant to this facility.

     The March 28, 1996 amendment to the NationsBank credit agreement increased the total facility availability to $80,000 from $60,000. The amount available under Tranche A, which matures on April 1, 1999, continues to be subject to the borrowing base limitation, which was increased to $60,000 as of March 28, 1996, from the prior amount of $48,000. The amount available pursuant to Tranche B remains at $12,000, and the maturity date of this portion of the facility is October 1, 1997.

     On September 26, 1996 the Company amended its credit facility to a total facility amount of $125,000 which is comprised of a three-year revolving credit loan and a one-year term loan. Current availability of the facility is $105,000, and the current weighted average interest rate of the facility is

                            STONE ENERGY CORPORATION

7.9% per annum. As of September 30, 1996 the total outstanding principal balance was $84,600 and letters of credit totaling $6,600 had been issued pursuant to the facility.

     The revolver provides for total availability of $80,000 with a limitation on total outstanding borrowings which currently is $60,000. The term loan of $45,000 was established to finance the closing of the recent acquisitions and certain development costs incurred during the third quarter of 1996. If the term loan is outstanding on January 1, 1997, the banks have the right to redetermine the borrowing base of the facility. Although a redetermination could result in an acceleration of the payments due under the term loan, management believes the reserves will be sufficient to support the current availability under the facility.

     On November 30, 1995, the Company executed a Term Loan Agreement with First National Bank of Commerce ("FNBC") in the original principal amount of $3,250 to facilitate the purchase of a building (see Note 6). The loan has a five year term bearing interest at a rate of 7.45% over the entire term of the loan. Payments of $26 are due monthly and are based upon a 20 year amortization period. The indebtedness under the agreement is collateralized by the building.

     The terms of the NationsBank and FNBC agreements contain, among other provisions, requirements for maintaining defined levels of working capital and tangible net worth. The NationsBank debt is guaranteed by TSPC.

NOTE 6 -- TRANSACTIONS WITH RELATED PARTIES:

     The Company receives certain fees as a result of its function as managing partner of certain partnerships. For the years ended December 31, 1995, 1994 and 1993, the Company generated management fees and overhead reimbursements from partnerships amounting to $851, $637 and $556, respectively, the majority of which was treated as a reduction of the investment in oil and gas properties.

     The Company collects and distributes production revenues as managing partner for the partnerships' interests in oil and gas properties. At December 31, 1995 and 1994, $858 and $721, respectively, was included in undistributed oil and gas proceeds identified as distributable to partners in the partnerships.

     TSPC leased office space in a building owned by RiverStone Associates, an affiliate, from 1982 through November 30, 1995, on which date the building and related land were purchased by the Company. The entire purchase price of $3,250 was paid to the holder of the first mortgage on the property. RiverStone Associates and its partners did not receive any of the sales proceeds, nor were any such parties relieved of any personal liability as a result of the sale. James H. Stone and Joe R. Klutts, each an officer and director of the Company, are partners in RiverStone Associates.

     The sale was approved by the disinterested members of the Board of Directors. The Company and TSPC incurred net rent expense of $633, $702 and $657, respectively, during the years ended December 31, 1995, 1994 and 1993.

     The Company has a contract with a certified public accounting firm in which an executive officer and stockholder of the Company had an interest through July 15, 1993. During the year ended December 31, 1993, the Company incurred $179 of accounting, tax and consulting fees payable to the firm.

     In December 1994, the Company sold a residential townhouse located in Houston, Texas to Frantzen/Voelker Investments, L.L.C. ("Frantzen/Voelker") for $77. David Voelker, a director of the Company, is a principal of Frantzen/Voelker. The sales price was based upon an appraisal of

                            STONE ENERGY CORPORATION
the property by an independent third party and the sale was approved by the disinterested members of the Board of Directors.

     The Company's interests in certain oil and gas properties are burdened by various net profit interests granted at the time of acquisition to certain officers and other employees of the Company. Such net profit interest owners do not receive any cash distributions until the Company has recovered all of its acquisition, development, financing and operating costs. Management believes the estimated value of such interests at the time of acquisition is not material to the Company's financial position or results of operations.

     Certain officers and directors are working interest owners in properties operated by the Company and are billed and pay their proportionate share of drilling and operating costs in the normal course of business.

NOTE 7 -- HEDGING ACTIVITIES:

     In order to reduce its exposure to the possibility of declining oil and gas prices, the Company hedges with third parties certain of its crude oil and natural gas production in various swap agreement contracts. The crude oil contracts are tied to the price of NYMEX light sweet crude oil futures and are settled monthly based on the differences between contract prices and the average NYMEX prices for that month applied to the related contract volumes. Settlement for gas swap contracts is based on the average of the last three (3) days of trade on the NYMEX for each month of the swap.

     As of March 1, 1996, the Company's forward position was as follows:

                                                              OIL                 GAS
                                                        ----------------    ----------------
                                                                 AVERAGE             AVERAGE
                                                        MBBLS     PRICE     MMBTU     PRICE
                                                        -----    -------    -----    -------
    1996...............................................   92     $18.11     4,115    $1.932
    1997...............................................   --     $   --      295     $1.990
                                                         ---                -----
              Total....................................   92     $18.11     4,410    $1.936
                                                         ===                =====

     The fair market value of the hedging contracts is $730 at December 31, 1995. For the nine months ended September 30, 1996 and the year ended December 31, 1995, net oil and gas hedging losses of $2,495 and $11, respectively, were treated as a reduction of revenues from oil and gas production.

     As of November 4, 1996, the Company's forward position was 345,000 barrels and 3,795 MMBtu through 1997 at an average price of $21.20 per barrel and $2.269 per MMBtu, respectively.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES:

     The Company leases office facilities in New Orleans, Louisiana under the terms of a long-term non-cancelable lease expiring on March 15, 1998. Office facilities in Lafayette, Louisiana were leased through November 30, 1995, on which date the Company purchased the building (see Note 6). Additionally, the Company leases automobiles under terms of non-cancelable leases expiring at various dates through 1998. The minimum net annual commitments under all leases, subleases and contracts noted above at December 31, 1995 are as follows:

                1996................................................    $89
                1997................................................     75
                1998................................................     23

                            STONE ENERGY CORPORATION

     Rent expense for the years ended December 31, 1995, 1994 and 1993 was approximately $727, $793 and $741, respectively.

     The Company is the managing general partner of eight partnerships and is contingently liable for any recourse debts and other liabilities which might result from their operations. Management currently is not aware of the existence of any such liabilities that would have a material impact on the future operations of the Company.

     In August 1989, the EPA advised the Company that it believed the Company to be a potentially responsible party (a "PRP") for the cleanup of an oil field waste disposal facility located near Abbeville, Louisiana, which was included on CERCLA's National Priority List (the "Superfund List") by the EPA in March 1989. In March 1994, the Company accepted an offer made by the EPA to terminate the Company's CERCLA liability and provide the Company a statutory shield from claims for indemnity or contribution by other PRPs. In December 1995, the Company finalized this settlement with the EPA and paid $62 as a de minimis PRP.

     In August 1989, the Company was advised by the EPA that it believed the Company to be a PRP for the cleanup of another oil field waste disposal facility also located near Abbeville, Louisiana, which was included on the Superfund List by the EPA in March 1989. In addition to the Company, approximately 370 other companies have been named as being potentially responsible for the cleanup of the site. While the Company's records do not indicate that any drilling wastes generated by the Company were disposed of at this site, it is possible that one or more waste haulers contracted by the Company may have disposed of wastes at this site. Given the extremely large number of PRPs at this site, management does not believe that any liability for this site would materially adversely affect the financial condition of the Company.

     In August 1989, the Company was advised by the EPA that it believed the Company to be a PRP for the cleanup of an oil field waste disposal facility located adjacent to the site described above. This site is presently owned by a subsidiary of Dow Chemical Corporation that performed remediation activities at this site in 1987 before it was placed on the Superfund List by the EPA in October 1989. The EPA conducted testing and studies at this site in 1991 and is currently evaluating whether additional remediation will be required. While the Company's records do not indicate that any drilling wastes generated by the Company were disposed of at this site, it is possible that one or more waste haulers contracted by the Company may have disposed of wastes at this site. Because a substantial remediation program has already been performed at this site by the site's owner, management does not presently believe that any liability for this site would materially adversely affect the financial condition of the Company.

     In December 1995, Goodrich Leasehold L.L.C. and Goodrich Drillers L.L.C. filed a civil action in the 333rd Judicial District Court, Harris County, Texas, against the Company in an attempt to set aside a Farmout Agreement affecting portions of the West Flank of the Weeks Island field in Iberia Parish, Louisiana. Management believes that this claim is without merit and intends to vigorously defend this action.

     In May 1994, First South Production Credit Association filed a class action suit against TSPC, alleging that the royalty owners of the Topeka field, Lawrence County, Mississippi, were entitled to a royalty share of a settlement received by TSPC in 1988 in compromise of various disputes with the purchaser of gas from the field. This lawsuit was settled on November 3, 1995 and did not have a material impact on the financial condition of the Company.

     The Company is also named as a defendant in certain lawsuits and is a party to certain regulatory proceedings arising in the ordinary course of business. Management does not expect

                            STONE ENERGY CORPORATION
these matters, individually or in the aggregate, to have a material adverse effect on the financial condition of the Company.

     OPA 90 imposes ongoing requirements on a responsible party, including proof of financial responsibility to cover environmental cleanup and restoration costs that could be incurred by governmental entities in connection with an oil spill. In August 1993, the MMS published an advance notice of its intention to adopt a rule under OPA 90 that would require owners and operators of offshore oil and gas facilities to establish $150,000 in financial responsibility to cover oil spill related liabilities. The MMS has not taken further action on the proposed rule, and in May 1995 the U.S. House of Representatives passed a bill that would reduce the level of financial responsibility under OPA 90 to $35,000. In November 1995 the U.S. Senate adopted similar but slightly different legislation that must be reconciled with the House of Representatives bill before either bill can be submitted to President Clinton for approval. The Company cannot predict the final form of any rule that may be adopted, but such a rule has the potential to result in the imposition of substantial additional annual costs on the Company or otherwise materially adversely affect the Company. The impact of the rule should not be any more adverse to the Company than it will be to other similarly situated or less capitalized owners or operators in the Gulf of Mexico.

NOTE 9 -- EMPLOYEE BENEFIT PLANS:

     The Company entered into deferred compensation and disability agreements with certain of its employees whereby the Company has purchased split-dollar life insurance policies to provide certain retirement and death benefits for the employees and death benefits payable to the Company. The aggregate death benefit of the policies is $3,341 at December 31, 1995, of which $2,400 is payable to employees or their beneficiaries and $941 is payable to the Company. Total cash surrender value of the policies, net of related surrender charges at December 31, 1995, was approximately $656. Additionally, the benefits under the deferred compensation agreements vest after certain periods of employment, and at December 31, 1995, the liability for such vested benefits was approximately $757. The difference between the actuarial determined liability for retirement benefits or the vested amounts, where applicable, and the net cash surrender value has been recorded as an other long-term liability and is being amortized over the remaining term of the various deferred compensation agreements.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," effective in 1996 for the Company. Under SFAS No. 123, companies can either record expense based on the fair value of stock-based compensation upon issuance or elect to remain under the current Accounting Principles Board Opinion No. 25 ("APB25") method whereby no compensation cost is recognized upon grant if certain requirements are met. The Company intends to continue to account for its stock-based compensation under APB 25.

     The Company has adopted a series of incentive compensation plans designed to align the interests of the executives and employees with those of its stockholders. The following is a brief description of each of the plans.

     i. The Annual Incentive Compensation Plan provides for an annual incentive bonus which ties incentives to the annual return on the Company's Common Stock as compared to the average annual return on the shares of stock of a peer group of companies with which the Company competes. The incentive bonus will be awarded to participants based upon a combination of group and individual performance factors.

                            STONE ENERGY CORPORATION

     ii. The Nonemployee Directors' Stock Option Plan provides for 250,000 shares of Common Stock to be reserved for issuance pursuant to such plan. Under the Nonemployee Directors' Stock Option Plan, the exercise price shall be equal to the fair market value of the Common Stock on date of grant. Activities in 1993, 1994 and 1995 are shown below:

                                                                       OPTION PRICE
                          STOCK OPTIONS                     SHARES      (PER SHARE)
                          -------------                     ------     -------------
        Granted...........................................   5,000        $12.00
                                                            ------
        Outstanding at December 31, 1993..................   5,000        $12.00
        Granted...........................................  50,000     $11.25-$12.00
                                                            ------
        Outstanding at December 31, 1994..................  55,000     $11.25-$12.00
        Granted...........................................  25,000        $13.75
                                                            ------
        Outstanding at December 31, 1995..................  80,000     $11.25-$13.75
                                                            ======
        Exercisable at December 31, 1995..................  19,997     $11.25-$12.00
                                                            ======

     iii. The Restricted Stock Plan provided for the granting of 100 shares of Common Stock to each employee, other than executive officers, who was employed for at least one year as of the date of the Initial Public Offering. Sales of such shares of stock are restricted. On July 15, 1993, the Company issued 4,200 shares of Common Stock pursuant to the Restricted Stock Plan.

     iv. The Company's Stock Option Plan provides for 850,000 shares of Common Stock to be reserved for issuance pursuant to such plan. Under this plan, the Company may grant both incentive stock options qualifying under Section 422 of the Internal Revenue Code and options that are not qualified as incentive stock options. All such options must have an exercise price of not less than the fair market value of the Common Stock on the date of grant. Activities in 1993, 1994 and 1995 are shown below:

                                                                       OPTION PRICE
                          STOCK OPTIONS                    SHARES       (PER SHARE)
                          -------------                    -------     -------------
        Granted..........................................  190,000        $12.38
                                                           -------
        Outstanding at December 31, 1993.................  190,000        $12.38
        Granted..........................................    5,000        $13.56
        Exercised........................................   (2,000)       $12.38
                                                           -------
        Outstanding at December 31, 1994.................  193,000     $12.38-$13.56
        Granted..........................................  170,000     $11.56-$13.44
        Exercised........................................   (5,000)       $12.38
        Expired..........................................  (18,000)       $12.38
                                                           -------
        Outstanding at December 31, 1995.................  340,000     $11.56-$13.56
                                                           =======
        Exercisable at December 31, 1995.................   67,000     $12.38-$13.56
                                                           =======

     v. The 401(k) Profit Sharing Plan provides eligible employees with the option to defer receipt of a portion of their compensation and the Company may, at its discretion, match a portion or all of the employee's deferral. The amounts held under the plan are invested in various investment funds maintained by a third party in accordance with the directions of each employee. An employee is 20% vested in the Company's matching contributions (if any) for each year of service and is fully vested upon five years of service with the Company. For the years ended December 1995, 1994 and 1993, the Company contributed $168, $134 and $20, respectively, to the plan.

                            STONE ENERGY CORPORATION

NOTE 10 -- OIL AND GAS RESERVE INFORMATION -- UNAUDITED:

     A majority of the Company's net proved oil and gas reserves at December 31, 1995 have been estimated by independent petroleum consultants in accordance with guidelines established by the Securities and Exchange Commission ("SEC"). Accordingly, the following reserve estimates are based upon existing economic and operating conditions at the respective dates.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in providing the future rates of production and timing of development expenditures. The following reserve data represent estimates only and should not be construed as being exact. In addition, the present values should not be construed as the current market value of the Company's oil and gas properties or the cost that would be incurred to obtain equivalent reserves.

     The following table sets forth an analysis of the Company's estimated quantities of net proved and proved developed oil (including condensate) and gas, all located onshore and offshore the continental United States:

                               ESTIMATED RESERVES

                                                                                  NATURAL
                                                                       OIL IN       GAS
                                                                       MBBLS      IN MMCF
                                                                       ------     -------
    Proved reserves as of December 31, 1992..........................   7,284      45,706
      Revisions of previous estimates................................    (505)        (43)
      Extensions, discoveries and other additions....................     149          75
      Purchase of producing properties...............................     168      17,706
      Production.....................................................  (1,016)     (4,953)
                                                                       ------      ------
    Proved reserves as of December 31, 1993..........................   6,080      58,491
      Revisions of previous estimates................................     (50)     (7,579)
      Extensions, discoveries and other additions....................   1,454      14,877
      Purchase of producing properties...............................     235      11,304
      Sale of reserves...............................................    (151)     (2,179)
      Production.....................................................  (1,113)     (6,629)
                                                                       ------      ------
    Proved reserves as of December 31, 1994..........................   6,455      68,285
      Revisions of previous estimates................................     476       1,208
      Extensions, discoveries and other additions....................     399      13,478
      Purchase of producing properties...............................   2,054       6,607
      Production.....................................................  (1,399)     (8,399)
                                                                       ------      ------
    Proved reserves as of December 31, 1995..........................   7,985      81,179
                                                                       ======      ======
    Proved developed reserves:
      as of December 31, 1993........................................   6,035      48,448
                                                                       ======      ======
      as of December 31, 1994........................................   5,840      52,215
                                                                       ======      ======
      as of December 31, 1995........................................   7,055      67,797
                                                                       ======      ======

                            STONE ENERGY CORPORATION

          STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND
            CHANGES THEREIN RELATING TO PROVED OIL AND GAS RESERVES

     The following tables present the standardized measure of future net cash flows related to proved oil and gas reserves together with changes therein, as defined by the FASB. The oil, condensate and gas price structure utilized to project future net cash flows reflects current prices at each year end and has been escalated only where known and determinable price changes are provided by contracts and law. Future production and development costs are based on current costs with no escalations. Estimated future cash flows net of future income taxes have been discounted to their present values based on a 10% annual discount rate.

                                                              STANDARDIZED MEASURE
                                                                  DECEMBER 31,
                                                        --------------------------------
                                                          1995        1994        1993
                                                        --------    --------    --------
    Future cash flows.................................. $347,796    $225,345    $229,217
    Future production and development costs............  (89,739)    (80,339)    (64,272)
    Future income taxes................................  (56,146)    (26,629)    (38,385)
                                                        --------    --------    --------
    Future net cash flows..............................  201,911     118,377     126,560
    10% annual discount................................  (57,121)    (35,309)    (42,156)
                                                        --------    --------    --------
    Standardized measure of discounted future net cash
      flows............................................ $144,790    $ 83,068    $ 84,404
                                                        ========    ========    ========

                                                        CHANGES IN STANDARDIZED MEASURE
                                                            YEAR ENDED DECEMBER 31,
                                                        --------------------------------
                                                          1995        1994        1993
                                                        --------    --------    --------
    Standardized measure at beginning of year.......... $ 83,068    $ 84,404    $ 94,081
    Sales and transfers of oil and gas produced, net of
      production costs.................................  (28,897)    (21,730)    (21,322)
    Changes in price, net of future production costs...   39,592     (15,388)    (21,373)
    Extensions and discoveries, net of future
      production and development costs.................   25,927      24,318       1,741
    Changes in estimated future development costs, net
      of development costs incurred during the
      period...........................................    6,717         (95)      2,885
    Revisions of quantity estimates....................    5,867      (7,745)     (3,374)
    Accretion of discount..............................    9,739      10,471      12,283
    Net change in income taxes.........................  (19,257)      5,986       8,441
    Purchase of reserves in place......................   22,039       8,382      20,385
    Sale of reserves in place..........................       --      (4,994)         --
    Changes in production rates (timing) and other.....       (5)       (541)     (9,343)
                                                        --------    --------    --------
    Standardized measure at end of year................ $144,790    $ 83,068    $ 84,404
                                                        ========    ========    ========

                            STONE ENERGY CORPORATION

NOTE 11 -- SUMMARIZED QUARTERLY FINANCIAL INFORMATION -- UNAUDITED:

                                                                           NET      EARNINGS
                                                  REVENUES    EXPENSES    INCOME    PER SHARE
                                                  --------    --------    ------    ---------
    1995
      First Quarter.............................  $ 8,176     $ 7,340     $  836      $0.07
      Second Quarter............................   10,278       8,693      1,585       0.13
      Third Quarter.............................   10,656       9,060      1,596       0.14
      Fourth Quarter............................   11,441       9,642      1,799       0.15
                                                  -------     -------     ------      -----
                                                  $40,551     $34,735     $5,816      $0.49
                                                  =======     =======     ======      =====
    1994
      First Quarter.............................  $ 7,691     $ 6,396     $1,295      $0.11
      Second Quarter............................    8,157       7,134      1,023       0.09
      Third Quarter.............................    8,587       7,698        889       0.07
      Fourth Quarter............................    8,452       7,639        813       0.07
                                                  -------     -------     ------      -----
                                                  $32,887     $28,867     $4,020      $0.34
                                                  =======     =======     ======      =====

NOTE 12 -- SUBSEQUENT EVENTS:

     The Company purchased a 100% working interest in the Lake Hermitage Field, located in Plaquemines Parish, Louisiana, on August 1, 1996, which is also the effective date of the transaction. A portion of the acquired interest has been assigned to two partnerships managed by the Company. The total purchase price was $6,500.

     The Company acquired a 62.5% working interest in Vermilion Block 46 Field for $15,400 on September 27, 1996. In a separate transaction with a different company, in 1993 the Company purchased an approximate 28% working interest in this field for $2,800. Pursuant to prior contractual obligations, the Company assigned a portion of the acquired interest to two partnerships it manages, and retained a 76% working interest with an approximate 65% net revenue interest in the field.

     On September 27, 1996, the Company acquired a 50% working interest with a 41% net revenue interest in the Vermilion Block 131 Field for $5,100. In addition to the purchase price, a letter of credit in the amount of $1,800 was established to secure the Company's obligation to abandon the property. The Company is the operator of the property.

     The Company intends to pursue an underwritten public equity offering during the fourth quarter of 1996 to retire the term loan (see Note 5) and to provide capital for the future development of its property base.

NOTE 13 -- UNAUDITED INTERIM FINANCIAL STATEMENTS:

     The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Rule 10.01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operation results for the nine months ended September 30, 1996 are not necessarily indicative of results for the full year.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH QUALIFIED SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Uncertainty of Forward-Looking
  Information.........................    7
Risk Factors..........................    7
Use of Proceeds.......................   10
Capitalization........................   11
Price Range of Common Stock and
  Dividend Policy.....................   12
Selected Historical Financial
  Information.........................   13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   14
Business..............................   21
Management............................   29
Selling Stockholders..................   31
Underwriting..........................   32
Legal Matters.........................   33
Experts...............................   33
Available Information.................   34
Incorporation of Certain Documents by
  Reference...........................   34
Glossary of Certain Industry Terms....   36
Index to Financial Statements.........  F-1



3,200,000 SHARES

STONE ENERGY
CORPORATION


COMMON STOCK
($.01 PAR VALUE)


[STONE ENERGY LOGO]


SALOMON BROTHERS INC

JOHNSON RICE & COMPANY L.L.C.

MORGAN KEEGAN & COMPANY, INC.



PROSPECTUS


DATED NOVEMBER 13, 1996